
COPY

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 09/23/14	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

14011952

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 09/23/14 (MM/DD/YY) EDGA Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 23rd day of September, 2014 (Month) (Year) by [signature] (Notary Public)

My Commission expires 03-27-2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.


NOTARY PUBLIC
STATE OF KANSAS

TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03-27-2016

From: (913) 815-7128
BUFFEE GILLIHAN
BATS EXCHANGE, INC.
8050 MARSHALL DRIVE
STE 120
LENEXA, KS 66214

Origin ID: IXDA

FedEx. Express



J142214090903326

Ship Date: 22SEP14
ActWgt: 1.0 LB
CAD: 8863864/INET3550

Delivery Address Bar Code

SHIP TO: (913) 815-7000
BILL SENDER

Chris Grobbel
SEC, Div. of Trading and Markets
100 F St, NE Mail Stop 6628

WASHINGTON, DC 20549

Ref # Form 1 F & M
Invoice #
PO #
Dept #

TUE - 23 SEP AA
STANDARD OVERNIGHT

TRK# 7712 2810 1710
0201

XC YKNA

20549
DC-US
IAD



522G1/CDB4/8AC3

After printing this label:

1. Use the 'Print' button on this page to print your label to your laser or inkjet printer.
2. Fold the printed page along the horizontal line.
3. Place label in shipping pouch and affix it to your shipment so that the barcode portion of the label can be read and scanned.

Warning: Use only the printed original label for shipping. Using a photocopy of this label for shipping purposes is fraudulent and could result in additional billing charges, along with the cancellation of your FedEx account number.
Use of this system constitutes your agreement to the service conditions in the current FedEx Service Guide, available on fedex.com.FedEx will not be responsible for any claim in excess of $100 per package, whether the result of loss, damage, delay, non-delivery,misdelivery,or misinformation, unless you declare a higher value, pay an additional charge, document your actual loss and file a timely claim.Limitations found in the current FedEx Service Guide apply. Your right to recover from FedEx for any loss, including intrinsic value of the package, loss of sales, income interest, profit, attorney's fees, costs, and other forms of damage whether direct, incidental,consequential, or special is limited to the greater of $100 or the authorized declared value. Recovery cannot exceed actual documented loss.Maximum for items of extraordinary value is $1,000, e.g. jewelry, precious metals, negotiable instruments and other items listed in our ServiceGuide. Written claims must be filed within strict time limits, see current FedEx Service Guide.

MCMXXXIV

To: Grobbel, Christo

Department:

Phone: 202 551 5

Route: HQ-7a

Mail Stop: 7010

Building: SP1

Package Type:

Sender Name:

1004913743460000205490077

1710

9/24/2014 9:24:19 AM

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to (1) application for membership, participation or subscription to the entity, (2) application for approval as a person associated with a member, participant or subscriber of the entity, and (3) any other similar materials.

Response:

Attached please find the following documents:

1. Application Checklist, Membership Application, Statutory Disqualification Notice
2. Clearing Letter of Guarantee
3. User Agreement
4. Securities Routing Agreement
5. Market Maker Registration Application
6. User Agreement Addendum - Attribution
7. Volume Aggregation Application
8. MPID Request Form
9. Direct Debit Opt Out Form
10. MPID Transfer of Ownership Form
11. DTC Clearing Number Transfer Form
12. Logical Port Request Form
13. Logical Port Transfer of Ownership Form
14. Logical Port / MPID Termination Form
15. User Agreement Addendum – EdgeRisk Controls
16. Edge Risk Controls Application
17. EdgeLink Services Agreement and Order Form – New Clients
18. EdgeLink Connectivity Order Form – Existing Clients
19. Service Bureau Port Fee Agreement and Service Bureau Agreement
20. Exchange Data Vendor Agreement, Data Feed Request and System Description, List of Affiliates, Service Facilitator List, External Controlled Data Distribution Trial Addendum

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member

BATS / DirectEdge
Membership Application

GENERAL INFORMATION		
Date:	SEC BD Registration #:	CRD #:
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:

BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT		BILLING CONTACT	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

COMPLIANCE CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

TRADING CONTACT		SUPERVISOR OF AUTHORIZED TRADERS	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization:______________________ Federal Employer ID Number:______________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ___________________________________

*Please contact Membership Services for more information on becoming a Market Maker on the Exchange.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

- ☐ BATS Exchange, Inc. (BZX)
- ☐ BATS Y-Exchange, Inc. (BYX)
- ☐ BOX Options Exchange (BOX)
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ C2 Options Exchange (C2)
- ☐ Chicago Stock Exchange (CHX)
- ☐ DirectEdge (EDGA)
- ☐ DirectEdge (EDGX)
- ☐ Financial Industry Regulatory Authority (FINRA)
- ☐ International Securities Exchange (ISE)
- ☐ ISE Gemini (GEMINI)
- ☐ MIAX Options (MIAX)
- ☐ NASDAQ (NQX)
- ☐ NASDAQ BX (BX)
- ☐ NASDAQ PHLX (PHLX)
- ☐ New York Stock Exchange (NYSE)
- ☐ NYSE Arca, Inc. (ARCA)
- ☐ NYSE MKT

Name of Applicant's Designated Examining Authority (DEA): ______________________

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ______________________

FINRA: ______________________

Other: ______________________ Name of regulator: ______________________

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17-a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If so, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If so, please state the following:

Name of insurance carrier: ______________________

Amounts of coverage: ______________________

Effective date of the bond: ______________________

AML COMPLIANCE OFFICER

Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.

Name:		Title:
Business Address:		
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION

The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A 'Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See BATS Exchange, Inc. and BATS Y-Exchange, Inc. Rule 2.5, Interpretation and Policy .01 and EDGA Exchange, Inc. and EDGX Exchange, Inc. Rule 2.3 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name:		CRD #:
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name:		CRD #:
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name:		CRD #:
Business Address:		
Phone:	Fax:	Email:

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____
Applicant Broker-Dealer

____________________________________	__________________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

BATS / DirectEdge
Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

____ ______________________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor   Date

____ ______________________________
Printed Name   Title

EDGA Exchange, Inc.
Clearing Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Member of Applicant Broker-Dealer

In connection with the qualification of ______________________________ ("Member") as a member of EDGA Exchange, Inc. ("Exchange") and pursuant to Exchange Rule 11.11, as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange.

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange Rules and may be relied upon by Exchange. This Notice of Consent shall be subject to Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

____

Clearing Firm (Broker-Dealer Name)

____

NSCC Clearing #

____

Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____

Printed Name/Title

____

Date

EDGA Exchange, Inc.
User Agreement

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between EDGA Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the user referenced below ("User").

1. **Term of the Agreement.** This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services.** Subject to the terms and conditions of this Agreement, User will have the right to access Exchange to enter orders on Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance.** Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. **Monitoring.** User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions.** User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.13, as may be amended or re-numbered from time to time).

6. **Sponsored Participants.** Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. **Connectivity.** User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. **Market Data.** User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. **Restrictions on Use; Security.** Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to Exchange to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from Exchange ("Exchange Data") to any other person or to any other office or place unless it signs and complies with a separate BATS Global Markets, Inc. Data Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. Exchange shall not include in the operation of Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. **Information.**

(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.13 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE,

NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is selling, leasing, furnishing or otherwise permitting or providing access to Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

20. Acknowledgement of SRO Obligations. Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. Assignment. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. Amendment. Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this

Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:______________________________	EDGA Exchange, Inc.
Signature:__________________________	Signature:__________________________
Printed Name:_______________________	Printed Name:_______________________
Title:______________________________	Title:______________________________
	Date: ______________________________

BATS Trading, Inc.
Securities Routing Agreement

Provided that User is a Member or Sponsored Participant of a Member of either EDGX Exchange, Inc., EDGA Exchange, Inc. or both of EDGX Exchange, Inc. and EDGA Exchange, Inc. (as applicable, the "Exchange") and subject to a valid, ongoing User Agreement with Exchange, BATS Trading, Inc. (hereinafter "BATS Trading"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas BATS Trading provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and BATS Trading agree as follows:

1. **Routing Services.** BATS Trading, a wholly owned subsidiary of BATS Global Markets Inc., agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. **Orders Not Eligible For Routing Services.** User agrees that BATS Trading will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. **Cancellation; Modification Of Orders.** User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by BATS Trading subject to the applicable trading rules of the relevant market center.

4. **Transmission Of Order Instructions.** User agrees that all orders on its behalf must be transmitted to BATS Trading through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to BATS Trading and for receiving notice regarding such orders. BATS Trading shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by BATS Trading to Exchange. User shall be notified of such executions through Exchange.

5. **Clearance And Settlement.** User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by BATS Trading shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by BATS Trading shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. **Information.**

(a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. BATS Trading will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over BATS Trading, Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by BATS Trading without the express, prior written authorization of BATS Trading. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. Term Of Agreement. This Routing Agreement will be effective as of the date executed by BATS Trading on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. BATS Trading may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. Indemnity. User agrees to indemnify, defend and hold BATS Trading harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of BATS Trading routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from BATS Trading's willful misconduct, fraud or breach of BATS Trading's obligations under this Routing Agreement.

9. Indemnification by BATS Trading. BATS Trading agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of BATS Trading, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. DISCLAIMER OF WARRANTY. ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY BATS TRADING, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT BATS TRADING IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, NEITHER BATS TRADING, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF BATS TRADING TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

12. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL BATS TRADING OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF BATS TRADING, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. Assignment. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without BATS Trading's prior approval, which will not be unreasonably withheld. BATS Trading may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. Force Majeure. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither BATS Trading nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. Amendment. BATS Trading, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. BATS Trading, or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by BATS Trading after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to BATS Trading at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between BATS Trading and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User:______________________	BATS Trading, Inc.
Signature:______________________	Signature:______________________
Printed Name:______________________	Printed Name:______________________
Title:______________________	Title:______________________
	Date: ______________________

EDGA EXCHANGE, INC. USER AGREEMENT

This User Agreement (this "Agreement") with an effective date as of the date executed on the signature page hereof is made by and between EDGA Exchange, Inc., a Delaware corporation, with its principal offices at 545 Washington Boulevard, Jersey City, NJ 07310 ("Exchange"), and the user referenced below ("User").

1. Term of the Agreement. This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. Services. Subject to the terms and conditions of this Agreement, User will have the right to access Exchange to enter orders on Exchange, receive status updates on orders, cancel orders, execute trades against orders on the Exchange limit order book and to receive data feeds from Exchange ("Exchange Data") containing information regarding User's open orders, executions and volume on Exchange (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. Compliance. Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. Monitoring. User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. Settlement of Transactions. User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency.

User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.13, as may be amended or re-numbered from time to time).

6. Sponsored Participants. Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. Connectivity. User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. Market Data. User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: within Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i)such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information and, (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. Restrictions on Use; Security. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identifies the information as originating from Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement.

10. Information.
(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.13 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTHWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTHWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24, and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

20. Acknowledgement of SRO Obligations. Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. Assignment. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. Amendment. Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection, such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User (Firm Name)	**EDGA Exchange, Inc.**
Authorized Signature	*Authorized Signature*
Print Authorized Name	*Print Authorized Name*
Title	*Title*
	Date

Provided that User is a Member or Sponsored Participant of a Member of either EDGA Exchange, Inc., EDGX Exchange, Inc. or both of EDGA Exchange, Inc. and EDGX Exchange, Inc. (as applicable, the "Exchange") and subject to a valid, ongoing User Agreement with Exchange, Direct Edge ECN LLC d/b/a/ DE Route (hereinafter "Direct Edge"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas Direct Edge provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and Direct Edge agree as follows:

1. Routing Services. Direct Edge, a wholly owned subsidiary of Direct Edge Holdings LLC, agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. Orders Not Eligible For Routing Services. User agrees that Direct Edge will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. Cancellation; Modification of Orders. User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by Direct Edge subject to the applicable trading rules of the relevant market center.

4. Transmission of Order Instructions. User agrees that all orders on its behalf must be transmitted to Direct Edge through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to Direct Edge and for receiving notice regarding such orders. Direct Edge shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by Direct Edge to Exchange. User shall be notified of such executions through Exchange.

5. Clearance and Settlement. User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by Direct Edge shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by Direct Edge shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. Information.
(a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Direct Edge will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Direct Edge, Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by Direct Edge without the express, prior written authorization of Direct Edge. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. Term of Agreement. This Routing Agreement will be effective as of the date executed by Direct Edge on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. Direct Edge may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. Indemnity. User agrees to indemnify, defend and hold Direct Edge harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of Direct Edge routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from Direct Edge's willful misconduct, fraud or breach of Direct Edge's obligations under this Routing Agreement.

9. Indemnification by Direct Edge. Direct Edge agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of Direct Edge, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. DISCLAIMER OF WARRANTY. ROUTING SERVICES ARE PROVIDED " AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY DIRECT EDGE, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DIRECT EDGE OR A CLAIM ARISING OUT OF DIRECT EDGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT DIRECT EDGE IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE

OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DIRECT EDGE OR A CLAIM ARISING OUT OF DIRECT EDGE'S INDEMNIFICATION OBLIGATION, NEITHER DIRECT EDGE, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO THE FAILURE OF DIRECT EDGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OT HER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTHWITHSTANDING THE FOREGOING, DIRECT EDGE AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON T HE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

12. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DIRECT EDGE OR A CLAIM ARISING OUT OF DIRECT EDGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL DIRECT EDGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT , CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF DIRECT EDGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTHWITHSTANDING THE FOREGOING, DIRECT EDGE AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. Assignment. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without Direct Edge's prior approval, which will not be unreasonably withheld. Direct Edge may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. Force Majeure. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither Direct Edge nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. Amendment. Direct Edge, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Direct Edge , or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by Direct Edge after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to Direct Edge at 545 Washington Boulevard, 6th Floor, Jersey City, New Jersey 07310, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Direct Edge and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User (Firm Name)	**EDGA Exchange, Inc.**
Authorized Signature	*Authorized Signature*
Print Authorized Name	*Print Authorized Name*
Title	*Title*
	Date

EDGA Exchange, Inc.
Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is between EDGA Exchange, Inc. ("Exchange") the Member of Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to Exchange on behalf of the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its mnemonic entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on Exchange as a result of orders routed to Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to Exchange in error by the Service Bureau.

4. The Member understands and agrees that it is its sole responsibility to immediately notify Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

Service Bureau:	Member:	EDGA Exchange, Inc:
Signature	*Signature*	*Signature*
Printed Name	*Printed Name*	*Printed Name*
Title (must be an officer)	*Title (must be an officer)*	*Title*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Date*	
Email Address of Contact Person	*MPID of Member*	



EDGA Exchange Inc. and EDGX Exchange, Inc.

Market Maker Registration Application

All Applicants must complete the following Market Maker Registration Application (the "Application") and submit all required supplementary materials. The Exchanges may require additional information from the Applicant prior to determining whether to approve the Application. Additionally, the Applicant is required to update any information submitted in the Application when, as and if it becomes inaccurate or incomplete at any time following submission. Please refer to Exchange Rules 11.18 through 11.21 and 14.1 for information about registering as a Market Maker and related ongoing obligations. See the following links: www.directedge.com/Portals/0/docs/Exchange%20Rule%20Filings/SR-EDGA-2011-29.pdf, www.directedge.com/Portals/0/docs/Exchange%20Rule%20Filings/SR-EDGX-2011-29.pdf,

All Application materials sent to the Exchanges are deemed confidential. Applications, however, may be shared with other self-regulatory organizations, including FINRA, as necessary or appropriate to evaluate and process the Application. If you have questions about the Application, you may direct them to Direct Edge Member Services at 201-942-8220 (Option-3), or memberservices@directedge.com.

Completed Applications must be submitted by email to memberservices@directedge.com, or by mail to the following address:

Direct Edge, Inc.
Attn: Member Services
545 Washington Boulevard, 6th Floor
Jersey City, NJ 07310

APPLICATION CHECKLIST

☐ Completed and signed Application.

☐ The Applicant's most recent FOCUS report, and most recent annual audited financial statements.

☐ Update FINRA's Web CRD® for registration of at least one Market Maker Authorized Trader ("MMAT"). Maintain a current list of MMATs who are permitted to enter orders on behalf of the Applicant and provide continuous updates to the MMAT list on Web CRD® pursuant to Exchange Rule 11.21(a)(4).

Note: Market Maker Restrictions – Exchange Rule 14.1(c)(5)

☐ Restrictions apply to a Market Maker registered in a UTP Derivative Security that derives its value from any of the following: one or more currencies or commodities; derivatives based on one or more currencies or commodities; or a basket or index comprised of currencies or commodities (collectively, "Reference Assets"). Exchange Rule 14.1(c)(5)(A) restricts a Market Maker registered in a UTP Derivative Security ("Restricted Market Maker") from acting or registering as a Market Maker on any other exchange in any Reference Asset of that UTP Derivative Security, or any derivative instrument based on a Reference Asset of that UTP Derivative Security (collectively, with Reference Assets, "Related Instruments").

In addition, Exchange Rule 14.1(c)(5)(B) requires that all Restricted Market Makers file with the Exchange and keep current a list identifying any accounts in which Related Instruments are traded and the Restricted Market Maker: (1) holds an interest; (2) has investment discretion; or (3) shares in the profits and/or losses.

If the applicant is a Restricted Market Maker, please submit a current list of accounts in which Related Instruments are traded to the Market Oversight Department at surveillance@bats.com

GENERAL INFORMATION

Date: [ ]

Name of Applicant: [ ]

CRD Number: [ ]

Address of Principal Office: [ ]

City: [ ] State: [ ] Zip Code: [ ]

Contact Person 1: [ ] Telephone: [ ]

Contact Person 2: [ ] Telephone: [ ]

Trading Information

MPID(s) to be used:	Clearing Firm:	NSCC Clearing #:
1.		
2.		
3.		

Securities

What is the estimated number of securities in which the Applicant intends to become registered as a Market Maker on the Exchang[ ]

Other Affiliations

Does the Applicant, or an affiliated organization thereof, operate as a specialist, Designated Market Maker or otherwise as a type of registered market maker on another registered national securities exchange or association?

☐ Yes ☐ No

If yes, list the securities exchange(s) on which the Applicant is a registered dealer/specialist or Market Maker:

[ ]

Net Capital

☐ Most recent Focus Report enclosed, and

☐ Most recent Annual Audited Financial Statements enclosed

AUTHORIZED ACKNOWLEDGEMENT

The undersigned attest(s) that the information provided in this application on behalf of the Applicant is complete and accurate and that the Applicant will maintain the documentation required by the Application checklist. Furthermore, the undersigned acknowledge(s) that the Applicant agrees to update the Application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented, and/or amended from time to time.

Signature

Print Name / Title

Date

Signature

Print Name / Title

Date

Signature

Print Name / Title

Date

DIRECT EDGE INTERNAL USE ONLY

Market Maker MPID(s):			
Log-In(s):			

ADDENDUM TO THE DIRECT EDGE USER AGREEMENT: Attribution

This User Agreement Addendum to Permit Attribution (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Direct Edge, Inc. ("DEI"), on behalf of its direct, wholly-owned subsidiaries EDGA Exchange, Inc. and EDGX Exchange, Inc. (together, the "Exchanges"; DEI and the Exchanges shall collectively be referred to herein as "Direct Edge") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meaning set forth in those certain User Agreements executed by and between each Exchange and User, as may be amended from time to time (together, the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes attribution of its quoting and/or trading activity on the Exchange(s) in Exchange data products and on Direct Edge's public website.

Executed versions of this Addendum and any other requested documents can be delivered to Direct Edge via email to memberservices@directedge.com or by certified or first class mail to:

Direct Edge, Inc.
Attn: Membership Services
545 Washington Blvd, 6th Floor
Jersey City, NJ 07310

TERMS OF ADDENDUM

Whereas Direct Edge provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and Direct Edge agree as follows:

1. Scope. This Addendum shall be deemed to be a supplement to the User Agreement. This Addendum shall be effective as of the date set forth below. In the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the User Agreement, the terms and conditions of this Addendum controls. However, except as set forth herein, all of the terms and conditions of the User Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum.

2. Modification of User Agreement. The parties acknowledge that the User Agreement requires Direct Edge to keep User's identity confidential and precludes Direct Edge from disclosing or publishing any information or data that User or User's agent provides to Direct Edge or enters into the Exchanges ("User's Data"). Notwithstanding such provisions, User hereby grants to Direct Edge a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use User's Data within the Exchanges' market data products (i.e., products that include disclosure, publication, or distribution to third parties), even if such market data products present User's Data in a non-aggregated and/or identifiable manner (i.e., attribution of a User's quoting and/or trading activity). By executing this Addendum, User hereby authorizes Direct Edge to disclose User's Data in accordance with the terms and conditions of this Addendum and releases and holds harmless Direct Edge from the confidentiality restrictions as set forth in the User Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User: ______________________________	DIRECT EDGE, INC.
Signature: __________________________	Signature: __________________________
Printed Name: ______________________	Printed Name: ______________________
Title: ______________________________	Title: ______________________________
	Date: ______________________________

Direct Edge Aggregate Volume Application

TO BE COMPLETED ONLY BY APPLICANT FIRM ON BEHALF OF CONTROL AFFILIATES

EDGX Exchange, Inc., EDGA Exchange, Inc.: Application to Aggregate Volume of Control Affiliates

Please check applicable Exchange or both: ☐ EDGA Exchange, Inc. ☐ EDGX Exchange, Inc.

MPID of Applicant: [ ]

MPID(s) of Control Affiliates: [ ] [ ] [ ] [ ]

*MPIDs of Control Affiliates must be with Member that controls, are controlled by, or under common control with such Member (as evidenced on such Member's Form BD).

Individual responsible for completing this application and executing the certification and agreement below on behalf of the applicant firm:

Full Name: [ ]

Title: [ ]

Address: [ ]

City: [ ] State: [ ] Postal Code: [ ]

Direct Dial Telephone: [ ]

Email: [ ]

List the names of member firms, their CRD numbers, MPIDs and indicate whether Applicant or Control Affiliate(s).

Name of Firm	CRD#	MPIDs	Control Affiliates

Billing: one invoice will be issued by billing for all MPIDS listed above unless specified below separately. The following MPIDs, listed above, should be invoiced separately:

[ ] [ ] [ ] [ ]

Certification and Agreement

The Applicant Firm, by its duly authorized officer identified above, hereby certifies that the entities listed in this application are Control Affiliates of Applicant Firm. The Applicant Firm agrees to provide EDGA Exchange and or EDGX Exchange, upon request, information to verify such status. The Applicant Firm shall inform EDGA Exchange, and or EDGX Exchange immediately of any event that causes an entity listed herein to cease to be a Control Affiliate of the Applicant Firm.

Applicant Firm Name

by its duly authorized officer identified above, [ ] (Authorized Signature) on

[ ] (insert date).

MEMBER SERVICES


DirectEdge
A BATS Global Markets Company

MPID Request Form

Market participants should use this form to request an additional market participant identifier (MPID) to use when interacting with the EDGA / EDGX Exchange's proprietary systems.

The market participant that proposes to use the additional MPID(s) must complete this form and submit it to Direct Edge Member Services via email, at memberservices@directedge.com for approval. Failure to provide all required information will delay the requested MPID(s) approval.

If you have any questions, please contact Direct Edge Member Services or your Direct Edge Sales representative at the numbers listed below.

Direct Edge Member Services
545 Washington Blvd. 6th Floor
Jersey City, NJ 07310
Phone: 201-942-8220

Direct Edge Sales
545 Washington Blvd. 6th Floor
Jersey City, NJ 07310
866-472-5267

General Information / Authorized Signature

Member Firm Name:

Contact Name: Contact Phone #:

Contact E-Mail: Contact Fax #:

Electronic Signature (Type Authorized Signature)

Print Name / Title

Date


DirectEdge
A BATS Global Markets Company

MPID Information

Pricing: $250.00 Per MPID / Per Exchange *(First 5 MPIDs Free Per Firm Per Exchange)*

New / Additional MPID(s)	EDGA Exchange	EDGX Exchange	DTC Clearing #	Unique Order ID for Reserve	Market Making Registration *
1.	☐	☐		No	No
2.	☐	☐		No	No
3.	☐	☐		No	No

If you have not already been approved to become a Market Maker, please click here to complete the application form:

- Market Making Registration Form

Billing Requirements

1.) If this/these MPID(s) should be grouped with any existing MPID(s) for fee purposes (*volume aggregation*), provide any of the existing MPID(s) below:

New MPID: Existing MPID(s) to be grouped with:

*MPIDs must be of Members that control, are controlled by, or under common control with such Member (as evidenced on such Member's Form BD)

2.) If this/these MPID(s) should be grouped with any existing MPID(s) for invoicing purposes (*shown together on a single invoice*), provide the existing MPID(s) below:

New MPID: Existing MPID(s) to be grouped with:

Monthly invoices are sent via E-Mail. Provide the distribution list (email addresses) below for any MPID(s) that have not been previously grouped with an existing MPID(s) for invoicing purposes:


DirectEdge
A BATS Global Markets Company

Direct Debit Program

Direct Edge uses the Depositary Trust Clearing Corporation (DTCC) Direct Debit Program to bill for execution and related fees from member NSCC accounts. Members may choose not to participate in the Direct Debit Program for exchange execution fees by opting out of the program.

Do you wish to Opt-Out of the Direct Debit Program: No

If "YES", please review and submit the following document:

- **Direct Debit Program / Opt-Out Form**


DirectEdge
A BATS Global Markets Company

Direct Edge Direct Debit Program

The Depository Trust Clearing Corporation (DTCC) offers a product called Direct Debit that allows exchanges to bill their members directly through their clearing account. As an exchange, Direct Edge uses this process to bill both Section 31 Fees (SEC Fees) and Transaction Fees. Direct Edge will apply these charges to member clearing accounts by the 5th business day of each month. Members will receive a statement each month showing the details of all charges that were processed.

Section 31 Fees - Mandatory Direct Debit

Consistent with the process of the other large U.S. Equity Exchanges, Section 31 Fees for all members will be billed through the Direct Debit process.

Transaction Fees – Optional Direct Debit

The Direct Debit process will be used as the default method by Direct Edge for payment of Transaction Fees. However, if you wish to OPT OUT of using Direct Debit, please fill out the form below and email the signed form to memberservices@directedge.com. You must specifically identify all of the MPIDs that you wish to OPT OUT of the Direct Debit Program. Furthermore, if you add new MPIDs that you wish to OPT OUT, you must send an additional OPT OUT form for the new MPID. Finally, firms may only OPT OUT for MPIDs in which they are responsible. Clearing firms may facilitate the OPT OUT process for the firms whose transactions they clear. However, Direct Edge must receive an OPT OUT form from each member firm. OPT OUT notification must be received before the 15th of the month for it to apply to that months billing period.

Please note: If an MPID has more than one clearing arrangement established, that MPID by default will automatically be OPTED OUT of the Direct Debit

All Transaction Fee invoices that result in a credit due to the member will be cleared during our regular rebate processing. These payments can be either in the form of a check or a wire according to the member's preference.

[Signature Page Follows]

For Exchange Members ONLY: Please fill out the certification below to OPT OUT and return via email to memberservices@directedge.com.

Please check appropriate Exchange or both, if applicable.

☐ **EDGA Exchange, Inc.**

☐ **EDGX Exchange, Inc.**

Date: [ ]

I, [ ] [please print full individual name], a duly authorized

signatory of [ ] [insert Member name]

elects to OPT OUT of net transaction fees being processed through DTCC's Direct

Debit Program.

[ ]

Electronic Signature (Type Authorized Signature)

Please indicate all applicable Member-Owned MPIDs below:

1. [ ]
2. [ ]
3. [ ]
4. [ ]
5. [ ]

Add additional MPIDs on an attached page if necessary.


DirectEdge


MPID Transfer of Ownership Form

____________________________________ requests the assignment of the following MPID(s):
(Current Company)

From ____________________________ to ____________________________ effective ____________________
(Current Company) (New Company Name) (Effective Date)

Please provide the MPID(s), and DTC Clearing Number you wish to reassign.
(Please note, this MPID change is only valid for EDGA Exchange, Inc. and EDGX Exchange, Inc.)

MPID Information

	MPID	Current DTC# *(if applicable)*	Current Session Name *(if applicable)*		New DTC# *(if applicable)*	New Session Name *(if applicable)*
1.						
2.						
3.						
4.						
5.						
6.						
7.						
8.						
9.						
10.						

Contact Information

Current MPID Owner

____
Firm Name

____
Authorizing Signature

____
Print Name

New MPID Owner

____
Firm Name

____
Authorizing Signature

____
Print Name





DTC Clearing Number Transfer Form

[ ] requests the transfer of the Logical Port(s) DTC Clearing # from:
(Company Name)

[ ] to [ ] effective [ ]
(Current DTC Clearing #) (New DTC Clearing #) (Effective Date)

Please provide the Session Name, MPID, Drop Copy Session, and DTC Clearing Number for the sessions you wish to reassign.

	CURRENT				NEW		
	Session Name	MPID	Drop Copy Session Name	DTC #	MPID	Drop Copy Session Name	DTC #
1.							
2.							
3.							
4.							
5.							
6.							
7.							
8.							
9.							
10.							

Contact Information

[ ]
Firm Name

____
Authorizing Signature

[ ]
Print Name

[ ]
Email / Phone Number

[ ]
Date

CONNECTIVITY SERVICES


DirectEdge
A BATS Global Markets Company

Logical Port Request Form

Section 1. General Information

Please complete this form and submit to Direct Edge via email, at *memberservices@directedge.com*. Failure to provide all required information will delay the requested sessions being created.

A. **Which method of connectivity will you be using:**
(Check Only One Box – Unless for Both Prod/Test)

☐ Data Center X-Connect ☐ Extranet ☐ Telco Direct Circuit Connection ☐ VPN (*Test Only*)

B. **Session Type:**

☐ Order Entry: Select || ☐ Drop Copy: Select || ☐ EdgeRisk Port: Select

☐ Order Entry Member TEST Port: Select || ☐ TCP Unicast Market Data Feed

☐ Re-Transmission Request Server Session || ☐ TCP "Resync": Check Only One Box Below

☐ Attributed MD Feed*

☐ Non-Attributed MD Feed

For Attributing Order Flow: See Section 5.
For Retail Order Designation: See Section 6.

Bandwidth Requirements:
Direct Edge TCP Market Data Feed = 75 Mb per Exchange Session
Direct Edge TCP "Resync" Market Data Feed = 25 Mb per Exchange Feed *(Suggested Bandwidth)*
Direct Edge Uncompressed Multicast Market Data Feed = 150 MB for Both EDGA and EDGX
Direct Edge Order Entry Basic Recommendation = 1.5 Mb for (1) EDGA and (1) EDGX Session

Pricing: $500 per Order Entry / Drop Copy / EdgeRisk Port per month
$500 per ports used to receive TCP Unicast market data per session per month
* $2500 Fee per Exchange to consume / utilize the Attributed Market Data Feed

- First 2 Direct Sessions Free Per Firm Per Exchange
- O/E Member TEST and Ports used to receive or re-transmit market data are provided free of charge

- Logical port cancellation requests will be effective as of the close of business on the day received. However, as fees are not pro-rated, firms will be required to pay for the cancelled port for the duration of the month

Section 2. NEW Session Information

Are the requested sessions for production or test? *(Required to indicate # of Sessions Requested for ea. Exchange)*

	☐ Production O/E	☐ Drop Copy	☐ EdgeRisk Port	☐ O/E Member Test	☐ TCP Unicast Mkt Data	☐ ReTrans/Resync
EDGA Ports (#):						
EDGX Ports (#):						

If Order Entry, has your front-end application been certified: ☐ Yes ☐ No
(Required to check)

To mimic, please specify the session with your current Sender Comp ID, (then skip to Section V): *

If a service bureau port, which MPID(s) will you be sending on behalf of:
(Use Additional Comments Field in Section 7 for additional MPIDs and Check here:) ☐

If session(s) should drop to an existing drop copy session, please specify:

Please specify DTC Clearing Number:
(Required to Specify)

***Please note: by mimicking the specified sessions, all session characteristics will remain consistent, such as MPID and associated MPID(s), Drop Copy Sessions, DTC #, Order Entry Settings.**


DirectEdge
A BATS Global Markets Company

Section 3. Additional MPID(s) to an Existing Session

Please specify additional MPID(s) and Associated Sessions:
(Use Additional Comments Field in Section 7 for additional MPIDs and Check here:) ☐

MPID	Associated Sessions

If session(s) should drop to an existing drop copy session, please specify:

MPID	Drop Copy Sessions

Section 4. Session / MPID(s) Login Details

Client must specify A) through G). Any unspecified choices will automatically be set to the system "Default" settings.

A. If a drop copy port which MPID(s) will you be dropping for:

B. Front End Cancel on Disconnect*: ☐ Enable ☐ Disable

C. Trading With Self: ☐ Allow ☐ Disallow

D. If "Disallowing", specify prevention type: N/A

E. Maximum Order Size:

F. Maximum value of limit order:

G. Do you want to receive electronic busts/cancelations: Yes

H. Create unique Order ID on Reserve Replenishment: No

* The automatic cancel feature is offered through FIX and EDGE XPRS (HP API) implementation. You understand that EDGA Exchange, Inc. and EDGX Exchange, Inc. (each the "Exchange") provides a best effort attempt to cancel orders upon disconnection. In the event your connection is disconnected, nevertheless, you are required to call the Exchange Trade Desk at 201-942-8220 (Option 1) to status orders. There is no guaranty that the automatic cancel feature provided by the Exchange will be error free or operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders, which may fail to be cancelled using the automatic cancel feature.

Section 5. Order Attribution

When requesting Order Attribution the User Agreement "Addendum" must be signed, and returned to memberservices@directedge.com. Please refer to the following link for "Addendum" and additional information: www.directedge.com/Trading/Attribution.aspx

If attributing orders, identify specific MPID(s) and Logical Ports:
(Use Additional Comments Field in Section 7 for additional info and Check here:) ☐

MPID	Associated Sessions

Should sessions "DEFAULT" for Attribution: No



Section 6: Retail Order Designation

When requesting Retail Order Designation the "Attestation" form must be signed, and returned to memberservices@directedge.com. Please refer to the following link for "Attestation" and additional information: www.directedge.com/Trading/Attestation.aspx

		MPID	Associated Sessions
If designating retail orders, identify specific MPID(s) and Logical Ports: ***(Use Additional Comments Field in Section 7 for additional info and Check here:)***	☐		

Should sessions "DEFAULT" for Retail Order Designation: No

Should sessions "DEFAULT" for Retail Order Designation as MPID: RTAL: No

Section 7: Contact Information

Connectivity Order Contact Information: (Name, Email, and Contact Phone Number)

Firm Name: _______________ Firm MPID: _______________

	Name:	Email:	Phone Number:
Business Contact:			
FIX Support:			
Network Support::			
Trade Desk Support::			

Additional Comments:


DirectEdge
A BATS Global Markets Company

Section 8. Billing Contact Information

If NEW or Changed: Section VI is required to complete

Contact Name:

Email:

Phone:

Address:

(Street) *(City, State)* *(Postal Code)*

Section 9. Authorizing Signature and Date

Electronic Signature (*Type Authorized Signature*)

Print Authorized Name/Title

Date


DirectEdge


Logical Port (Session) Transfer of Ownership Form

__________________________ requests the assignment of the Direct Edge, Inc. Logical Ports between Direct Edge, Inc.
(Current Owner/MPID)

from __________________________ to __________________________ effective ____________________.
(Current Owner/MPID) (New Owner/MPID) (Effective Date)

Please provide the Session Name, MPID, Drop Copy Session, and DTC Clearing Number for the sessions you wish to reassign.

	CURRENT				NEW		
	Session Name	MPID	Drop Copy Session Name	DTC #	MPID	Drop Copy Session Name	DTC #
1.							
2.							
3.							
4.							
5.							
6.							
7.							
8.							
9.							
10.							

Contact Information

Current Owner/MPID

____
Firm Name

____
Authorizing Signature

____
Print Name

New Owner/MPID

____
Firm Name

____
Authorizing Signature

____
Print Name

CONNECTIVITY SERVICES


DirectEdge
A BATS Global Markets Company

Logical Port (Sessions) / MPID - Termination Form

Please complete this form and submit to Direct Edge via email, at memberservices@directedge.com. Failure to provide all required information will delay the requested session(s)/login(s) or MPID(s) removal.

Logical port cancellation requests will be effective as of the close of business on the day received, unless future dated and indicated below. However, as fees are not pro-rated, firms will be required to pay for the cancelled port (session) for the duration of the month.

Section 1 - Session Removal - Termination

Provide the Session Name(s) for the sessions you wish to terminate.
(Attach a separate sheet if necessary)

	Session Name:	Effective Date:
1		
2		
3		

Section 2 - MPID Removal - Termination

If removing an MPID from a specific Session or Login, please specify the Session or Login Name(s) below:

Otherwise, indicate Yes in the drop down box below to remove the MPID from ALL sessions:
(By specifying "ALL" sessions, the MPID will be inactivated from both EDGA and EDGX Exchanges)
(Attach a separate sheet if necessary)

Please Note: ***If any Logical Ports (Sessions) associated with the MPID(s) indicated below are to be terminated, the specific Logical Port (Session) Name(s) must be indicated above in Section 1.***

	MPID	Remove From ALL EDGA Sessions?	Remove From ALL EDGX Sessions?	Effective Date:	Additional Instructions
1		No	No		
2		No	No		
3		No	No		

Contact Information

Firm Name

Email Address

Electronic Signature (Type Authorizing Signature)

Phone Number

Print Authorized Name

Date


DirectEdge
A BATS Global Markets Company

ADDENDUM TO DIRECT EDGE USER AGREEMENT: EdgeRisk Controls[SM]

This Addendum to the Direct Edge User Agreement to provide EdgeRisk Controls[SM] (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Direct Edge, Inc. ("DEI"), on behalf of its direct, wholly-owned subsidiaries EDGA Exchange, Inc. and EDGX Exchange, Inc. (together, the "Exchanges"; DEI and the Exchanges shall collectively be referred to herein as "Direct Edge") and the Member referenced below ("Member"). Terms not defined in this Addendum shall have the meaning set forth in those certain User Agreements executed by and between each Exchange and Member, as may be amended from time to time (together, the "User Agreement").

Executed versions of this Addendum and any other requested documents can be delivered to Direct Edge via email to memberservices@directedge.com or by certified or first class mail to:

Direct Edge, Inc.
Attn: Membership Services
545 Washington Blvd, 6th Floor
Jersey City, NJ 07310

TERMS OF ADDENDUM

Whereas, for good and valuable consideration, Member and Direct Edge hereby agree to amend the User Agreement as follows:

THE SERVICE. Direct Edge is providing an optional risk management service, EdgeRisk Controls[SM] (the "Service"), to assist Member in satisfying its compliance obligations under the Securities and Exchange Commission's Market Access Rule.[1] Member acknowledges and agrees that nothing in this Addendum constitutes an obligation of Direct Edge to continue the Service or any aspect thereof in its present form, or configuration, or under the current specifications or requirements related thereto. Direct Edge, in its sole discretion, may at any time and from time to time make additions to, deletions from, or modifications to the Service or any aspect thereof, or the specifications or requirements related thereto. Direct Edge shall notify Member of any change to the Service via website notification. Member's continued use of the Service following said modification will constitute Member's acceptance of the modification.

FEE. Direct Edge reserves the right to impose a fee for the Service at such time as Direct Edge shall elect and may modify any such fee at any time or from time to time in its sole and exclusive discretion. Member agrees to pay to Direct Edge any and all such dues, fees, assessments or other

---

[1] Rule 15c-5 under the Securities Exchange Act of 1934.

charges prescribed by Direct Edge for the Service, pursuant to the Rules of the Exchanges, as posted on Direct Edge's website. All fees for the Service will be subject to the terms and conditions of the User Agreement, as same may be amended from time to time.

REPRESENTATIONS AND WARRANTIES. Direct Edge makes no warranty and in no way represents or guarantees that the Service will satisfy, in whole or in part, Member's compliance obligations under the Market Access Rule. The Service is provided on an optional, "AS IS" basis, and Member may select such features of the Service as it wishes to supplement its own controls. **DIRECT EDGE MAKES NO REPRESENTATION OR WARRANTY AS TO THE SERVICE, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, AND DIRECT EDGE SPECIFICALLY DISCLAIMS ANY AND ALL IMPLIED OR STATUTORY WARRANTIES, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SERVICE (INCLUDING, BUT NOT LIMITED TO, ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, OR NON-INFRINGEMENT) AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICE PROVIDED BY DIRECT EDGE WILL MEET MEMBER'S REQUIREMENTS, SATISFY MEMBER'S REGULATORY OBLIGATIONS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. DIRECT EDGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICE AND SHALL NOT BE HELD LIABLE TO OR THROUGH MEMBER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICE BY ANOTHER PERSON USING THE SERVICE. MEMBER ASSUMES FULL RESPONSIBILITY FOR COMPLIANCE WITH THE MARKET ACCESS RULE, AS WELL AS RULE 11.3 OF THE EXCHANGES.**

INDEMNITY. Member agrees to indemnify, defend and hold harmless Direct Edge, its owners, subsidiaries and affiliates, and their officers, directors, employees, agents, and any related persons and entities from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any loss or claim otherwise arising in connection with the use of the Service, unless such costs directly arise from Direct Edge's willful misconduct or gross recklessness.

ADDENDUM. This Addendum shall be deemed to be a supplement to the User Agreement. This Addendum shall be effective as of the date first above written. In the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the User Agreement, the terms and conditions of this Addendum controls. However, except as set forth herein, all of the terms and conditions of the User Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum.

[Signature Pages Follows]

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Member: ____________________	DIRECT EDGE, INC.
Signature: ____________________	Signature: ____________________
Printed Name: ____________________	Printed Name: ____________________
Title: ____________________	Title: ____________________
	Date: ____________________


DirectEdge
A BATS Global Markets Company

EdgeRisk Controls℠ Application

When requesting EdgeRisk Controls℠, the User Agreement "Addendum" must be signed and returned to *memberservices@directedge.com*.

Please refer to the following link for the "Addendum" and additional information:
www.directedge.com/EdgeRiskControls.aspx

Please provide Existing Session Names if you wish to utilize EdgeRisk Controls℠:

	Session Names
1.	
2.	
3.	
4.	
5.	
6.	
7.	

If "New" Sessions are needed for EdgeRisk Controls℠, please refer to following link: **Logical Port Request Form** - scan and email the finished form to **memberservices@directedge.com**. *(Ensure to note that these new sessions are for EdgeRisk Controls℠ in Section VI, Additional Comments)*

Contact Information

Firm Name

Email

Phone

Authorized Signature/Title

Date

Agreement

Terms and Conditions

This Connectivity Services Agreement ("**Agreement**") is a binding agreement between you ("User") and Direct Edge, Inc., acting on behalf of each of the subsidiaries and other affiliates of Direct Edge, Inc. that provide any portion of the Services (as defined below) to User, which may include, without limitation, EDGA Exchange, Inc. and EDGX Exchange, Inc. (each, the "**Exchange**"), and each of the respective successors and assigns of the foregoing (collectively, "**Direct Edge**"), and shall be effective as of the date signed (the "**Effective Date**").

1. Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order form (the "Order Form") and (ii) any other connectivity services provided by Direct Edge to User to the extent such services are not addressed by another agreement between Direct Edge and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Direct Edge to continue any aspect of the Services in their current form. Direct Edge may from time to time make additions, deletions or modifications to the Services. In such event, Direct Edge shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2. Connectivity. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable).

3. Fees

3.1 Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, Direct Edge reserves the right to terminate the subject Service or Services upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay Direct Edge a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

3.2 Adjustments to Services Fees. Direct Edge may adjust the fees for the Services upon reasonable notice to User; provided, however, that Direct Edge may pass through to User, without notice, any third party charges, fees, taxes, or terms and conditions incurred by Direct Edge in connection with the provision of Services. If User is receiving a physical connection from Direct Edge, User may acquire a physical connection for transition purposes at no additional cost, provided that. User transitions its connection within three (3) weeks from the date at which the replacement connection is live (i.e., Direct Edge switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. Term. The initial, one (1) month, term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or Direct Edge as provided below.

5. Termination

5.1 By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days prior written notice to Direct Edge.

5.2 By Direct Edge. Direct Edge may terminate this Agreement upon thirty (30) days written notice to User. Notwithstanding the foregoing, Direct Edge may suspend or terminate the Services immediately upon notice to User if it determines, in Direct Edge's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Direct Edge determines are or may be detrimental to Direct Edge, its investors or Exchange Members (as defined in the Exchange Rules), including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to Direct Edge, its investors or Exchange Members; (iv) User is retransmitting or republishing Exchange market data without the prior approval of Direct Edge; (v) User has violated any Exchange Rules; or (vi) User is a Member of an Exchange as of the Effective Date and ceases to be a Member in good standing with the applicable Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations made by User in connection with this Agreement are or become false or misleading.

5.3 Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to Direct Edge any and all amounts owed to Direct Edge under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month. (For example, if the Agreement is terminated on February 15, Users shall nevertheless be required to pay Direct Edge the monthly Services fees for the entirety of the month of February.) The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5.3, and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. Disclaimer of Warranty. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY DIRECT EDGE WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. DIRECT EDGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. No Consequential Damages. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DIRECT EDGE OR A CLAIM ARISING OUT OF DIRECT EDGE'S INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL DIRECT EDGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, DIRECT EDGE MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.12 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME. EXCEPT FOR GROSS NEGLIGENCE, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF DIRECT EDGE'S INDEMNIFICATION OBLIGATIONS STATED BELOW, DIRECT EDGE'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF DIRECT EDGE'S ACT OR OMISSION, AND (ii) $10,000.

Agreement

Terms and Conditions (Cnt'd)

8. Indemnification by User. User agrees to indemnify and hold harmless Direct Edge, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Direct Edge's willful misconduct, fraud or breach of Direct Edge's obligations under this Agreement.

9. Indemnification by Direct Edge. Direct Edge agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Direct Edge or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. Assignment. User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without Direct Edge's prior approval, which will not be unreasonably withheld. Direct Edge may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. Amendment. This Agreement may be amended from time to time by Direct Edge in its sole discretion, and Direct Edge shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to Direct Edge at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, constitutes the complete and entire statement of all conditions and representations of the agreement between Direct Edge and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

Agreed by Client (Firm Name):	*Agreed by Direct Edge:*
Electronic Signature (Type Authorized Signature)	*Authorized Signature*
Print Authorized Name / Title	*Print Person Name*
Date	*Date*

Physical Connectivity Order Form

Business Contact Name	Email	Contact number
Technical Contact Name	Email	Contact number

Billing Information:

Billing Contact Name	Address
Email/Contact Phone	City, State, ZIP

Physical Switch Connections

☐ ADD

Media / Speed	Connection Use/Details	Quantity		Month-to-Month Port Fee
1 Gbps Ethernet			x	**$500**
1 Gbps Fiber			x	**$1,000**
10 Gbps Fiber			x	**$2,000**

Client (Firm Name)

Electronic Signature (Type Authorized Signature)

Print Authorized Name / Title

Date

DirectEdge
A BATS Global Markets Company

Direct Edge, Inc. - A BATS Global Markets Co.
545 Washington Boulevard
Jersey City, NJ 07310

Connectivity Services Order Form

v4

The Terms of the Connectivity Services Agreement by and between the parties below are hereby incorporated by reference except as otherwise provided herein.

Physical Connectivity Order Form

Business Contact Name | Email | Contact number

Technical Contact Name | Email | Contact number

Billing Information:

Billing Contact Name | Address

Email/Contact Phone | City, State, ZIP

Physical Switch Connections

☐ Add ☐ Upgrade

Media / Speed	Connection Use/Details	Quantity		Month-to-Month Port Fee
1 Gbps Ethernet			x	**$500**
1 Gbps Fiber			x	**$1,000**
10 Gbps Fiber			x	**$2,000**

Client (Firm Name)

Electronic Signature (Type Authorized Signature)

Print Authorized Name / Title | *Date*

CONNECTIVITY SERVICES


DirectEdge
A BATS Global Markets Company

Service Bureau Contact Information

Business Contact Name

Email

Phone Number

Technical Contact Name

Email

Phone Number

Billing Information:

Billing Contact Name

Billing Address

Email/Contact Phone Number

City, State, Zip

CONNECTIVITY SERVICES


DirectEdge
A BATS Global Markets Company

Service Bureau Port Fee Agreement

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between Direct Edge, Inc., a Delaware corporation, with its principal offices at 545 Washington Boulevard, 6th Floor, Jersey City, NY 07310 ("DEI"), and the service bureau referenced below ("Service Bureau").

WHEREAS, DEI is the owner of EDGA Exchange, Inc. and EDGX Exchange, Inc. (each an "Exchange") and acts as a provider of data and connectivity services to each Exchange.

NOW THEREFORE, in consideration of the mutual promises set forth herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. Rights of Service Bureau. DEI has granted to Service Bureau the non-exclusive and non-transferable right to act as a Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. Port Fees. Service Bureau agrees to make timely payment of fees charged for linking to Exchange as a Service Bureau. The amount of applicable Port Fees shall be posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for telecommunications costs and all other expenses incurred in the linking to and maintaining its link to the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between Exchange and Service Bureau. Service Bureau agrees to pay DEI a late charge in the amount of 1% per month on the past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Service Bureau (posted to the Exchange web site) of any such change to Port Fees.

3. Term and Termination. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated on not less than 24 hours written notice given by either party to the other.

4. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to DEI at the address specified above or to the Service Bureau at its last reported principal office address, unless Service Bureau designates a different address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York. Both parties consent to the jurisdiction of the state and federal courts in and for the State of New York for any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable or invalid, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement.

5. **Terms Applicable to Exchange members only:** For Exchange Members of each Exchange, the Service Bureau Agreement and sections 1, 2, 7, 13, 14, 16, 18, 19, 21-23, and 26 of the User Agreement are hereby incorporated by reference except as otherwise provided herein. The terms of the User Agreement and Service Bureau Agreement shall continue to govern in the event of any conflict with this Agreement. For the purposes hereof, references in the User Agreement and Service Bureau Agreement to "Agreement" and "Services" shall apply to the terms and services, respectively, set forth or incorporated herein.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly Authorized officers,

Service Bureau Name:

Electronic Signature (Type Authorized Signature)

Print Authorized Name / Title

Date

Direct Edge, Inc.

Authorized Signature

Kevin Carrai / Head of Member & Connectivity Services

Print Authorized Name / Title

Date

INSTRUCTIONS FOR EDGA EXCHANGE, INC. SERVICE BUREAU AGREEMENT

The following agreement authorizes a Service Bureau to route trades on behalf of a Member of EDGA Exchange, Inc. If you have any questions regarding this agreement, please contact Member Services at 201-942-8220.

Once completed, please return via email to memberservices@directedge.com. The countersigned document will be returned via email when the agreement is fully executed.

1. This Service Bureau Agreement (this "Agreement") is between EDGA Exchange, Inc. ("Exchange") the Member of Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").
2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to Exchange on behalf of the Member.
3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its mnemonic entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on Exchange as a result of orders routed to Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to Exchange in error by the Service Bureau.
4. The Member understands and agrees that it is its sole responsibility to immediately notify Exchange in the event that it wishes to terminate this Agreement.
5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.
6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

Service Bureau	**Member**	**EDGA Exchange, Inc.**
Signature	*Signature*	*Signature*
Print Name	*Print Name*	Kevin Carrai *Print Name*
Title (must be officer)	*Title (must be officer)*	Head of Member & Connectivity Services *Title*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Phone Number*	
Phone Number of Contact Person	*Date*	
Email Address	***MPID(s) / DTC Clearing # of Member***	


DirectEdge
A BATS Global Markets Company

EXCHANGE DATA VENDOR AGREEMENT

This Exchange Data Vendor Agreement (this "**Data Agreement**"), with an effective date as of the date executed on the signature page hereof is made by and between Direct Edge, Inc., a Delaware corporation, with its principal offices at 545 Washington Boulevard, Jersey City, NJ 07310 ("**DEI**"), owner of EDGA and EDGX Exchanges, Inc. (each the "**Exchange**") and the data recipient referenced below ("**Data Recipient**").

1. **Use of Exchange Data.** DEI hereby grants to Data Recipient, subject to the terms hereof, the nonexclusive and non-transferable right to: (a) copy, store, process, commingle, and use any data received from the Exchange ("**Exchange Data**"), including, but not limited to, the right to create ratios, calculations, new original works, and statistics from Exchange Data (including highs and lows), and (b) redistribute Exchange Data in any form by means of any current or future product or service of the Data Recipient in any media, in accordance with the terms of this Data Agreement and the Direct Edge Market Data Requirements, as available on DEI's website and as may be amended from time to time (the "**Requirements**"), which Requirements are hereby incorporated into this Data Agreement. Notwithstanding the foregoing, (i) Data Recipient shall not be bound by any provision of the Requirements that is inconsistent with the provisions of the main body of this Data Agreement, (ii) any amendment to the Requirements that would, in Data Recipient's reasonable discretion, (provided Data Recipient notifies DEI of same within thirty (30) days of being notified in writing by DEI of the relevant amendment to the Requirements), have a material financial or administrative impact on Data Recipient, any of the Data Recipient Affiliates (as defined below) and/or their respective Customers (as defined below) shall be further subject to Section 20 of this Agreement and (iii) DEI shall provide Data Recipient written notice of any amendment to the Requirements and/or any technical specifications issued by DEI relating to Data Recipient's access to or use of the Exchange Data at least ninety (90) days prior to such amendment becoming effective if such amendment is, in DEI's reasonable discretion, material, and, otherwise, at least thirty (30) days prior to such amendment becoming effective, ; *provided, however,* that if applicable law or regulation or an order of a regulatory or other governmental authority mandates implementation of such amendment within less than such notice periods, DEI shall not be required to provide prior written notice within the applicable time frame noted above but shall provide such prior written notice of the applicable amendment as is reasonably feasible. Data Recipient shall use commercially reasonable efforts to ensure that, to the extent technically practicable, in accordance with Data Recipient's customary practices and procedures, and in a manner consistent with Data Recipient's attribution practices for third party providers of similar data, the Exchange Data is clearly attributed as originating from the Exchange.

Furthermore, Data Recipient represents and warrants that the detailed description of its system for receiving, transmitting and disseminating Exchange Data, as described in its system description ("**System Description**"), including, but not limited to, the data processing equipment, software, and communications facilities related thereto, is true, complete and not misleading. Data Recipients are authorized to receive and use the Exchange Data only for the purposes set forth in applicable Exchange rules and the Requirements. Any use of the Exchange Data by Data Recipient, including, but not limited to, retransmission or reprocessing, unless expressly described in Data Recipient's System Description and approved by DEI, is prohibited.

Should Data Recipient intend to make any material change in its use of the Exchange Data (including, but not limited to, retransmission, redistribution, and reproduction) in any manner not then described in Data Recipient's System Description, Data Recipient may only do so with DEI's prior written approval of Data Recipient's revised System Description and subject to payment of applicable fees. DEI shall promptly and in good faith approve or disapprove proposed modifications to Data Recipient's System Description. Data Recipient acknowledges and agrees that it acts at its own risk in developing any modification to its service and/or systems prior to receiving approval from DEI.

2. **Record Retention by Data Recipient.** Data Recipient shall maintain complete and accurate records relating to receipt of Exchange Data in accordance with Exchange Requirements, and any other such information as DEI from time to time may reasonably request. Notwithstanding the foregoing, DEI shall provide Data Recipient at least one hundred twenty (120) days prior written notice of any changes to record retention requirements set forth in the Requirements associated with any per user/display device.

3. **Reporting.** Data Recipient shall comply with the requirements of DEI as to usage reporting as set forth in the Requirements. Notwithstanding the foregoing, DEI shall provide Data Recipient at least one hundred twenty (120) days prior written notice of any changes to reporting requirements set forth in the Requirements associated with any per user/display device.

4. **Proprietary Nature of Exchange Data.** DEI represents that Exchange Data constitutes valuable proprietary information and rights of DEI. Data Recipient expressly acknowledges and agrees that, as between DEI and Data Recipient, DEI has proprietary rights in the Exchange Data that (i) originates on or relates to trading on any of DEI's markets, (ii) relates to activities that are regulated or

operated by one or more of DEI's markets, (iii) DEI derives from Exchange Data that originates on or relates to any of DEI's markets, and (iv) is a compilation or other rights in information and data that DEI gathers from other sources pursuant to separate agreements with those sources. All Exchange Data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the two parties, be and remain the sole and exclusive property of DEI. Data Recipient shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by DEI, its licensees, transferees and assignees, of the proprietary rights of DEI in the Exchange Data and Exchange systems. Data Recipient acknowledges and agrees that third party information providers, who provide information, goods and services to DEI in connection with the creation of the Exchange Data, have exclusive proprietary rights in their respective information and data. For the avoidance of doubt, DEI makes no proprietary claim to any information derived from the Exchange Data by the Data Recipient.

5. Right to Deny Distribution. DEI retains the right to direct Data Recipient to terminate any external transmission (i.e., to a third party site) or distribution of Exchange Data for any reason or no reason, in which event DEI shall notify Data Recipient in writing that it has terminated the right of any authorized recipient to receive any Exchange Data and Data Recipient shall cease retransmitting Exchange Data to any authorized recipient as soon as possible, but in any event no more than five (5) business days of the notice and shall, within ten (10) business days, confirm the cessation, and inform DEI of the cessation date, by notice to DEI. notwithstanding the foregoing, the requirements of this **Section 5** shall not apply to Exchange Data distributed after the then current Delay Period (as defined in the Requirements).

6. Use of Name. DEI shall not: (i) advertise, publicly announce or otherwise state that it is providing services to Data Recipient or any of the Data Recipient Affiliates (as defined below) or (ii) use the name of Data Recipient or any Data Recipient Affiliate in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients or in its website displays, without the prior written consent of Data Recipient. Data Recipient shall have the right to use, without the prior written consent of DEI, any name, trademark, service mark or logo of DEI as specified in the Requirements (collectively, the "**DEI Marks**") in any marketing, publicity or advertising materials related to the business of Data Recipient, *provided that* such use of the DEI Marks is solely for purposes of exercising Data Recipient's rights under this Data Agreement and is in compliance with all applicable terms of the Requirements.

7. Affiliates. Notwithstanding anything to the contrary in this Data Agreement, any affiliate of Data Recipient is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, Data Recipient, or any other affiliate of Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Data Agreement. If this Data Agreement will be applicable to any affiliate(s) of Data Recipient, Data Recipient must submit a list of any such affiliate(s) to DEI, which list may be amended from time to time by Data Recipient upon written notice to DEI (any such affiliates so identified by Data Recipient, collectively, "**Data Recipient Affiliates**"). Data Recipient acknowledges and agrees that each Data Recipient Affiliate must comply with all obligations of Data Recipient set forth in this Data Agreement as if Data Recipient Affiliate were a party to this Data Agreement. By submitting the names of its Data Recipient Affiliates, Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each Data Recipient Affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR ANY DATA RECIPIENT AFFILIATE AS IF SUCH ACTION WERE THAT OF DATA RECIPIENT, AND, DATA RECIPIENT AND ITS DATA RECIPIENT AFFILIATES SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ANY BREACH OF THEREBY OF THIS DATA AGREEMENT. All of the rights and licenses granted to Data Recipient under this Data Agreement will apply to such Data Recipient Affiliates to the same extent as applicable to Data Recipient.

For purposes of this Data Agreement, an "**affiliate**" of Data Recipient shall include any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "**Control**" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Data Agreement to any Data Recipient Affiliate or an authorized third party agent, which may discharge those responsibilities, obligations or duties on behalf of Data Recipient in accordance with this Data Agreement.

8. Redistribution to Third Parties. In the event Data Recipient redistributes any Exchange Data to any individual or entity other than a Data Recipient Affiliate (each, a "**Customer**"), Data Recipient shall (i) use commercially reasonable efforts to ensure that each such Customer complies with all terms and conditions of all agreements between such Customer and DEI and/or the Exchange, (ii) promptly notify DEI of any unauthorized receipt, use and/or transmission of Exchange Data of which Data Recipient is or becomes aware, (iii) assess and, on behalf of DEI, collect, from any third party that has not entered into an Exchange Data Vendor Agreement with DEI, any fees reasonably determined by DEI to be due from such unauthorized third party on account of such third party's unauthorized receipt, use or transmission of Exchange Data, and (iv) deny distribution to such Customer as directed by DEI, in accordance with **Section 5** above. DEI agrees that, so long as Data Recipient complies with this **Section 8**, Data Recipient will not be liable to DEI for any Customer's unauthorized receipt, use and/or transmission of Exchange Data.

9. Audit. Data Recipient shall make available to DEI or an appointed agent of DEI (as identified in the Requirements), for physical inspection and audit, solely those books and records relating to Data Recipient's performance of its obligations and exercise of its rights under this Data Agreement and such technology and premises of Data Recipient relevant to its performance of its obligations and exercise of its rights under this Data Agreement, in order for DEI or its appointed agent to verify the accuracy of reports provided by Data Recipient to Direct Edge and the compliance by Data Recipient of all terms and conditions of the Data Agreement, including without limitation the receipt, use, display and distribution of Exchange Data, any uses of any DEI Marks, and the calculation and payment of fees payable hereunder. Notwithstanding the foregoing, no appointed agent of DEI may conduct such audit unless such agent has entered into a written agreement with DEI binding such agent to abide by confidentiality obligations that are no less protective of Data Recipient's Confidential Information (as defined below) than the provisions of this Data Agreement. DEI shall be responsible for all of DEI's (and/or its appointed agent's) costs and expenses associated with any such audit. DEI shall provide Data Recipient at least thirty (30) days prior written notice of an audit, and such audits must occur during normal business hours and no more frequently than once per year. Any audit hereunder shall also be subject to Data Recipient's standard security procedures. DEI may inspect and audit for compliance by Data Recipient for a period of two (2) years following the effective date of termination of this Data Agreement. If the inspection and audit determines there is underreporting, underpayment or other financial non-compliance with the Data Agreement, then all such amounts owed to DEI shall be remitted to DEI within thirty (30) days of receipt by Data Recipient of an invoice therefor, which shall be provided following completion of the inspection and audit. Notwithstanding the foregoing, Data Recipient's liability in respect of any underreporting or underpayment of fees in respect of any one (1) year period that is the subject of an audit shall not exceed $100,000.

10. Changes to Exchange Data; Fees. Data Recipient acknowledges that DEI, in its reasonable discretion, may choose to discontinue its transmission of any or all Exchange Data or to change the nature or transmission format of Exchange Data at any time. DEI will use commercially reasonable efforts to provide Data Recipient with at least thirty (30) days advance notice of such discontinuation or change; *provided, however,* that if applicable law or regulation or an order of a regulatory or other governmental authority mandates implementation of such discontinuation or change within less than thirty (30) days, DEI shall not be required to provide prior written notice within such time frame but shall provide such prior written notice of the applicable discontinuation or change as is reasonably feasible. Data Recipient agrees to make timely payment of applicable fees, if any, charged specifically for linking to Exchange in order to receive Exchange Data ("**Port Fees**"), if any, and fees, if any, in connection with redistribution of data ("**other fees**") as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees and other fees, if any, shall be set forth in Exchange Rules or posted on DEI's website. Port Fees and other fees are payable within thirty (30) days of Data Recipient's receipt of an invoice therefor. Data Recipient will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within thirty (30) days of Data Recipient's receipt of an invoice may result in suspension or termination of transmission of Exchange Data by DEI to Data Recipient. Data Recipient agrees to pay DEI a late charge in the amount of one percent (1%) per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "**Act**"), DEI reserves the right to change its fee schedule, including, but not limited to, Port Fees and other fees applicable to Data Recipient. DEI will provide reasonable advance notice to Data Recipient (delivered via e-mail and posted to the DEI website) of any such change to Port Fees or other fees, *provided, however,* that (i) in the event DEI introduces any per user/display device fee, it shall provide notice at least one hundred twenty (120) days prior to any initial such fee becoming effective, and (ii) DEI shall provide at least sixty (60) days prior to any other fee changes (including any changes to any initial per user/display device fee) becoming effective.

11. Term and Termination. Either party may terminate this Data Agreement immediately upon written notice to the other party in the event that (i) the other party becomes subject to any receivership, insolvency, bankruptcy, moratorium or similar proceeding for more than thirty (30) days, (ii) the other party assigns all or substantially all of its assets to a third party, (iii) there should be any transfer of direct or indirect control over the other party, or (iv) the other party ceases to carry on business. In addition, Data Recipient or DEI may terminate this Data Agreement or any part of the services, for any or no reason, upon thirty (30) days written notice to the other party, *provided that* in the event applicable law or regulation or order of a regulatory or other governmental authority mandates implementation, within less than thirty (30) days, of any amendment to the Requirements, and/or any technical specification issued by DEI relating to Data Recipient's access to or use of Exchange Data, and such amendment is not acceptable to Data Recipient, Data Recipient may terminate this Data Agreement upon less than thirty (30) days written notice to DEI, but shall provide DEI as much notice of such termination as is reasonably feasible. Notwithstanding any other provision of this Data Agreement, in the event of Data Recipient's breach of this Data Agreement, DEI may neither suspend the provision of Exchange Data to Data Recipient, nor terminate this Data Agreement, due to such breach unless DEI has, prior to such suspension or termination, given Data Recipient written notice of such breach and such breach has not been cured within thirty (30) days following such notice. Upon termination of this Data

Agreement for any reason, Data Recipient shall have the right to continue using in its services and databases the Exchange Data received from DEI during the term of this Data Agreement. The following Sections will survive the termination or expiration of this Data Agreement for any reason: **4, 7, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19,** and **20**; *provided that* Data Recipient's obligations under **Section 14** shall survive only until the third (3rd) anniversary of the effective date of termination or expiration hereof.

12. Confidentiality.

12.1 Definition. Subject to **Section 12.2**, each party shall treat as confidential all information relating to or obtained from the other party or which a party may receive or have access to during or prior to the performance of this Data Agreement (i) that is marked as confidential or (ii) that the receiving Party should reasonably know, by its nature or the manner of its disclosure, to be confidential (collectively, "**Confidential Information**"). Confidential Information of Data Recipient shall include all reports submitted by Data Recipient to DEI in accordance with **Section 3** hereof and all books, records, systems and other information and materials of Data Recipient and/or any of its affiliates and Customers inspected in the course of any audit, as well as all audit work papers. Notwithstanding the foregoing, Confidential Information will not include Exchange Data or any information that (a) the receiving party can demonstrate is independently developed by it without use of any confidential or proprietary information, materials or data of the other party; (b) the receiving party can demonstrate was lawfully received free of restriction from another source with the right to furnish such information, without restriction or subject to restrictions in which it has conformed; (c) is or becomes generally available to the public other than as a result of the unauthorized direct or indirect acts of the receiving party; or (d) the receiving party can demonstrate was, at the time of disclosure, rightfully known to it free of restriction.

12.2 Non-Disclosure. Neither party shall, or shall permit any other person to, (i) use Confidential Information of the other party for any purpose *other than* the performance of its obligations or exercise of its rights under this Data Agreement, or (ii) divulge such Confidential Information, without the other party's written consent, to anyone other than those officers, employees, contractors, suppliers, subcontractors, agents and representatives of such party (collectively, "**Representatives**") (a) who are subject to nondisclosure obligations at least as protective of such Confidential Information as the provisions set forth herein, and (b) to whom such disclosure is reasonably necessary to facilitate such party's performance of this Data Agreement. Each party shall be responsible for any breach by any of its Representatives of the terms of this **Section 12.2**. Notwithstanding the foregoing, in the event disclosure of Confidential Information of the other party is mandated or requested by applicable laws or regulations, or by an order of a court or governmental authority, each of competent jurisdiction, then the party required to disclose such Confidential Information, (x) shall promptly notify the other party of such requirement, (y) if so requested by the other party, shall use good faith efforts, in consultation with the other party, to secure confidential treatment of the Confidential Information to be so disclosed, and (z) shall only disclose that portion of the Confidential Information required to be disclosed.

13. LIMITATION OF LIABILITY/DISCLAIMER OF WARRANTIES.

13.1 DEI. DEI HEREBY REPRESENTS AND WARRANTS TO DATA RECIPIENT THAT (i) DEI HAS, AND SHALL HAVE, THE FULL POWER AND AUTHORITY TO GRANT THE RIGHTS GRANTED IN THIS DATA AGREEMENT AND (ii) DEI SHALL USE COMMERCIALLY REASONABLE EFFORTS TO OFFER THE EXCHANGE DATA AS PROMPTLY AND AS ACCURATELY AS IS REASONABLY PRACTICABLE. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THE FOREGOING SENTENCE, THE EXCHANGE DATA IS PROVIDED "AS IS," AND DEI DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA OR OTHERWISE UNDER THIS DATA AGREEMENT, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. EXCLUDING DEI'S INDEMNIFICATION OBLIGATIONS UNDER THIS DATA AGREEMENT AND ANY LIABILITY ARISING FROM ANY FRAUD, WILLFUL MISCONDUCT, OR BREACH BY DEI OF ITS OBLIGATIONS UNDER **SECTION 12** HEREOF, NEITHER DEI NOR ANY "**DEI AFFILIATES**" (AS SET FORTH IN THE REQUIREMENTS, AS MAY BE AMENDED FROM TIME TO TIME IN ACCORDANCE WITH THE TERMS HEREOF) NOR ANY OFFICERS, DIRECTORS, SHAREHOLDERS, EMPLOYEES, AGENTS AND CONSULTANTS OF DEI OR ANY DEI AFFILIATES (COLLECTIVELY, THE "**DEI PARTIES**") SHALL BE LIABLE TO DATA RECIPIENT OR ANY DATA RECIPIENT AFFILIATE, OR ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT OR ANY DATA RECIPIENT AFFILIATE, FOR ANY CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES UNDER THIS DATA AGREEMENT, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING OUT OF THIS DATA AGREEMENT. NOTWITHSTANDING THE FOREGOING, TO THE EXTENT PERMITTED BY APPLICABLE LAW, BUT EXCLUDING DEI'S INDEMNIFICATION OBLIGATIONS UNDER THIS DATA AGREEMENT AND ANY LIABILITY ARISING FROM ANY FRAUD, WILLFUL MISCONDUCT, AND/OR BREACH BY DEI OF ITS

OBLIGATIONS UNDER **SECTION 12** HEREOF, THE AGGREGATE LIABILITY OF THE DEI PARTIES UNDER THIS DATA AGREEMENT SHALL IN NO EVENT EXCEED $100,000.

13.2 Data Recipient. DEI EXPRESSLY ACKNOWLEDGES THAT DATA RECIPIENT DOES NOT MAKE ANY WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO ANY SERVICES OR MATERIAL OF DATA RECIPIENT COVERED BY THIS DATA AGREEMENT, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT. EXCLUDING DATA RECIPIENT'S INDEMNIFICATION OBLIGATIONS UNDER THIS DATA AGREEMENT AND ANY LIABILITY ARISING FROM ANY FRAUD, WILLFUL MISCONDUCT, OR BREACH BY DATA RECIPIENT OF ITS OBLIGATIONS UNDER **SECTION 12** HEREOF, DATA RECIPIENT AND ITS DATA RECIPIENT AFFILIATES AND ITS AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS (COLLECTIVELY, THE "**DATA RECIPIENT PARTIES**") SHALL NOT BE LIABLE TO DEI, ANY DEI AFFILIATE, OR ANY OTHER RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DEI OR ANY DEI AFFILIATE, FOR ANY CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING OUT OF THIS DATA AGREEMENT. NOTWITHSTANDING THE FOREGOING, TO THE EXTENT PERMITTED BY APPLICABLE LAW, BUT EXCLUDING DATA RECIPIENT'S (AND ITS DATA RECIPIENT AFFILIATES') INDEMNIFICATION OBLIGATIONS UNDER THIS DATA AGREEMENT, ANY LIABILITY ARISING FROM ANY FRAUD, WILLFUL MISCONDUCT, AND/OR BREACH BY DATA RECIPIENT (OR ANY DATA RECIPIENT AFFILIATE) OF ITS OBLIGATIONS UNDER **SECTION 12** HEREOF, AND ANY BREACH BY DATA RECIPIENT (OR ITS DATA RECIPIENT AFFILIATES) OF ITS OBLIGATIONS TO PAY PORT FEES OR OTHER FEES (AS DEFINED IN **SECTION 10**) UNDER THIS DATA AGREEMENT (*OTHER THAN* PER USER/DISPLAY DEVICE FEES AND OTHER VARIABLE FEES BASED ON CUSTOMERS' ACCESS TO AND/OR USE OF EXCHANGE DATA), THE AGGREGATE LIABILITY OF THE DATA RECIPIENT PARTIES UNDER THIS DATA AGREEMENT SHALL IN NO EVENT EXCEED $200,000.

14. Indemnification by Data Recipient. Data Recipient and its Data Recipient Affiliates agree to indemnify, defend and hold harmless DEI and the other DEI Parties from and against all expenses and costs and liabilities and damages (including reasonable legal fees and expenses), direct, consequential and/or incidental in nature (collectively, "**Losses**") incurred by any such DEI Parties resulting from, in connection with, or arising out of any claims, demands, proceedings or suits initiated by any third party (each, a "**Claim**") resulting from, or in connection with, or arising out of any inaccurate and/or incomplete transmission of Exchange Data by Data Recipient or any Data Recipient Affiliates and/or any failure of Data Recipient or any of its Data Recipient Affiliates to comply with any terms or conditions of this Data Agreement; *provided that*: (i) DEI promptly notifies Data Recipient in writing of the claim, *provided further* that any failure to provide prompt notice shall not diminish Data Recipient's indemnification obligations unless, and only to the extent that, such failure prejudices Data Recipient's ability to defend against the relevant claim; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates, *provided further* that DEI may, utilizing counsel of its own choosing and at its own expense, participate in the defense and/or settlement of any claim; and (iii) DEI reasonably cooperates to facilitate such defense. Data Recipient shall not, without DEI's prior written approval, enter into any settlement that may adversely affect DEI's rights or interests, or impose any obligation on DEI. Notwithstanding the foregoing, Data Recipient shall have no obligations under this **Section 14** to the extent any Losses result from any fraud, willful misconduct, or gross negligence of DEI.

15. Indemnification by DEI. DEI agrees to indemnify, defend and hold harmless Data Recipient and the other Data Recipient Parties from and against all Losses incurred by such Data Recipient Parties resulting from, in connection with, or arising out of any Claim that Exchange Data, or Data Recipient's or any Data Recipient Affiliate's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right; *provided that*: (i) Data Recipient promptly notifies DEI in writing of the claim, *provided further* that any failure to provide prompt notice shall not diminish DEI's indemnification obligations unless, and only to the extent that, such failure prejudices DEI's ability to defend against the relevant claim; (ii) DEI shall have sole control of the settlement and defense of any action to which this indemnity relates, *provided further* that Data Recipient may, utilizing counsel of its own choosing and at its own expense, participate in the defense and/or settlement of any claim; and (iii) Data Recipient reasonably cooperates to facilitate such defense. DEI shall not, without Data Recipient's prior written approval, enter into any settlement that may adversely affect Data Recipient's rights or interests, or impose any obligation on Data Recipient. Notwithstanding the foregoing, DEI shall have no obligations under this **Section 15** to the extent any Losses result from any fraud, willful misconduct, or gross negligence of Data Recipient or any Data Recipient Affiliate.

16. Assignment. DEI may, as permitted by the Act, assign or transfer this Data Agreement or any of its rights or obligations hereunder to a related or unrelated party upon at least ninety (90) days prior written notice to Data Recipient. Data Recipient may assign or transfer this Data Agreement or any of its rights or obligations hereunder to a related or unrelated party upon at least ninety (90) days prior written notice to DEI.

17. Force Majeure. Neither party to this Data Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; *provided, however*, that such party will not have contributed in any way to such event.

18. Severability. Each provision of this Data Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Data Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Data Agreement.

19. Notices. All notices and other communications provided or made pursuant to this Data Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail (postage prepaid, return receipt requested), nationally-recognized air courier, facsimile or electronic mail. Any such notice shall be deemed given when so delivered personally or, if sent by: (i) mail, five business days after the date of deposit in the applicable postal service; (ii) overnight via air courier, on the next business day following deposit with such courier; or (iii) facsimile transmission or electronic mail, on the day of transmission provided telephonic or electronic confirmation of receipt is obtained promptly after transmission and a confirming hardcopy is sent to the parties at the following addresses:

(a) If to DEI, to:

Direct Edge, Inc.
545 Washington Boulevard
Jersey City, NJ 07310
Attention: Kevin Carrai
Tel: 201-942-8315
E-mail: kcarrai@directedge.com

With copy to:
Direct Edge, Inc.
545 Washington Boulevard
Jersey City, NJ 07310
Attention: Jeffrey Rosenstrock
Tel: 201-942-8295
E-mail: jrosenstrock@directedge.com

(b) If to Data Recipient, to:

Tel:
Fax:
E-mail:

with copy to:

Tel:
Fax:
E-mail:

or to such other address(es) or person(s) as either party shall furnish, from time to time, to the other party in accordance with this Data Agreement.

20. Amendment. Sections 8, 9, 13, 14, 15 and **20** of this Data Agreement, and the Requirements to the extent described in Section 1(ii) above and appropriate notice is given as described therein, may be amended only upon the written agreement of both DEI and Data Recipient. DEI may amend any other portions of this Data Agreement, without the consent of Data Recipient, upon at least one hundred twenty (120) days prior written notice to Data Recipient except to the extent that such amendment would, in Data Recipient's reasonable discretion, (provided Data Recipient notifies DEI of same within thirty (30) days of being notified in writing by DEI of the relevant amendment), have a material financial or administrative impact on Data Recipient, any of the Data Recipient Affiliates and/or their respective Customers (in which case written agreement of both DEI and Data Recipient shall be required) .

21. Miscellaneous. This Data Agreement will bind each party's successors-in-interest. This Data Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Data Agreement. If any provision of this Data Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Data Agreement. This Data Agreement constitutes the complete and entire statement of all conditions and representations of the agreement between DEI and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Data Agreement to be executed by their duly authorized officers.

Data Recipient (Firm): ____	Direct Edge, Inc. ____
Signature: ____	Signature: ____
Printed Name: ____	Printed Name: Kevin Carrai____
Title: ____	Title: Head of Connectivity Services____
Date: ____	Date: ____



Direct Edge System Description/Data Feed Request

1. **Distributor Information**

Data Recipient:	
System/Service Name:	
Date:	

Check one:

☐ New System/Service ☐ Revision of Existing System/Service ☐ Addition/Deletion Data Feed Request

If you checked Additional Data Feed Request, please skip to Question 6.

2. **How do you intend to use the market data** (check all that apply)?

☐ Internal Distribution (controlled/uncontrolled to employees or affiliates and their employees)

☐ External Controlled Distribution (to non-employees/non-affiliates)

☐ Data Feed Distribution (to non-employees/non-affiliates)

3. **Contact Information** – If new system/service, one or more contacts are required for Main, Billing, and Reporting. Feed Approval is required if redistributing data feeds. Please check all that apply to an address.

☐ Main ☐ Billing ☐ Reporting ☐ Technical ☐ Feed Approval	First Name ☐ Last Name ☐ Title ☐ Phone ☐ Fax ☐ Email ☐ Address where contact is located ☐ Installation ☐ Billing ☐ Other (specify) Street Address ☐ City ☐ State ☐ Province ☐ Country ☐ Postal Code ☐
☐ Main ☐ Billing ☐ Reporting ☐ Technical ☐ Feed Approval	First Name ☐ Last Name ☐ Title ☐ Phone ☐ Fax ☐ Email ☐ Address where contact is located ☐ Installation ☐ Billing ☐ Other (specify) Street Address ☐ City ☐ State ☐ Province ☐ Country ☐ Postal Code ☐
☐ Main ☐ Billing ☐ Reporting ☐ Technical ☐ Feed Approval	First Name ☐ Last Name ☐ Title ☐ Phone ☐ Fax ☐ Email ☐ Address where contact is located ☐ Installation ☐ Billing ☐ Other (specify) Street Address ☐ City ☐ State ☐ Province ☐ Country ☐ Postal Code ☐
☐ Main ☐ Billing ☐ Reporting ☐ Technical ☐ Feed Approval	First Name ☐ Last Name ☐ Title ☐ Phone ☐ Fax ☐ Email ☐ Address where contact is located ☐ Installation ☐ Billing ☐ Other (specify) Street Address ☐ City ☐ State ☐ Province ☐ Country ☐ Postal Code ☐
☐ Main ☐ Billing ☐ Reporting ☐ Technical ☐ Feed Approval	First Name ☐ Last Name ☐ Title ☐ Phone ☐ Fax ☐ Email ☐ Address where contact is located ☐ Installation ☐ Billing ☐ Other (specify) Street Address ☐ City ☐ State ☐ Province ☐ Country ☐ Postal Code ☐

Direct Edge System Description/Data Feed Request

Description of Service – Please provide a brief description of the system that makes use of Direct Edge data and the use of the data internally or if you are distributing externally, a description of the service(s) and data you plan to provide to your customers.

4. **Entitlement** – Please provide the name of the entitlement system used to control data distribution or if proprietary, please describe below the methodology used to control data distribution.

Entitlement System Provider	Name/Version of Entitlement System

If proprietary, please describe below:

5. **Data Feeds Requested**

- ☐ EDGA "Real Time" Depth of Book
  or
- ☐ EDGA "Real Time" Depth of Book w / Order Attribution (***Additional Fees Apply***)
- ☐ EDGX "Real Time" Depth of Book
  or
- ☐ EDGX "Real Time" Depth of Book w / Order Attribution (***Additional Fees Apply***)
- ☐ EDGA "Historical" Book
- ☐ EDGX "Historical" Book

6. I certify that the information provide within this System Description is accurate and that failure to comply with Direct Edge requirements may result in the termination of Direct Edge market data services.

Electronic Signature (Type Authorizing Signature)

Print Authorized Name / Title

Date

Please submit the scanned completed form via email to marketdata@directedge.com.



Direct Edge Affiliate List

This Affiliate List is for the Direct Edge Exchange Data Vendor Agreement.

"Affiliate" shall mean any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

By submitting the names of its affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY DEI AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND, DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

Date:	
Distributor Name:	

Affiliated Company Names	Registered Address

I certify that the information provided on the Affiliate List is accurate.

Signature of Distributor Representative:	
Printed Name:	
Title:	
Date:	



Direct Edge Service Facilitator List

Data Recipient

Data Recipient Name:	
Date:	

Service Facilitator Information – Enter the contact information and service provided to the Data Recipient. Provide additional pages if necessary to report all Service Facilitators.

Firm Name
First Name Last Name Title
Phone Fax Email
Street Address City State
Province Country Postal Code
Description of service provided to the Data Recipient

Will the Service Facilitator be responsible for reporting data feed usage on behalf of the Data Recipient? ☐ Yes ☐ No

Firm Name
First Name Last Name Title
Phone Fax Email
Street Address City State
Province Country Postal Code
Description of service provided to the Data Recipient

Will the Service Facilitator be responsible for reporting data feed usage on behalf of the Data Recipient? ☐ Yes ☐ No

I certify that the information provide within this Service Facilitator List is accurate.

Signature ____________________ Printed Name

Title Date

Please submit the scanned completed form via email to marketdata@directedge.com.

EXTERNAL CONTROLLED DATA DISTRIBUTOR TRIAL ADDENDUM

This External Controlled Data Distributor Trial Addendum (this "**Addendum**"), effective as of the date specified on the signature page hereof (the "**Addendum Effective Date**") is made by and between Direct Edge, Inc., a Delaware corporation, owner of EDGA and EDGX Exchanges, Inc. (each, the "**Exchange**"), with its principal offices at 545 Washington Boulevard, Jersey City, New Jersey 07310 ("**DEI**"), and the External Controlled Data Distributor referenced below ("**ECDD**").

A. DEI and ECDD have entered into that certain Member or Non-Member Direct Edge Exchange Data Vendor Agreement, as applicable, dated as of **[________]** (the "**Data Agreement**").

B. ECDD qualifies as an External Controlled Data Distributor, as specified in the Direct Edge Market Data Requirements.

C. ECDD desires to offer Direct Edge Exchange Data (as defined in the Data Agreement) to Users (as defined in the Direct Edge Market Data Requirements) on a trial basis.

D. DEI is willing to permit such distribution of Exchange Data to Users on a trial basis, subject to the terms and conditions of this Addendum to the Data Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, DEI and ECDD (each, a "**Party**" and, collectively, the "**Parties**") agree as follows:

1. Trial.

ECDD may provide Users Exchange Data on a trial basis, solely in accordance with the Trial Usage terms and conditions set forth in the Direct Edge Market Data Requirements, as may be amended by DEI in its discretion from time to time.

2. Disclaimer and Limitation.

ECDD ACKNOWLEDGES AND AGREES THAT (I) ANY AND ALL EXCHANGE DATA PROVIDED UNDER THIS ADDENDUM IS PROVIDED ON AN "AS IS," "AS AVAILABLE" BASIS, WITHOUT WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, (II) AS BETWEEN DEI AND ECDD, ECDD SHALL BE SOLELY RESPONSIBLE FOR ALL DISTRIBUTION AND USE OF ANY EXCHANGE DATA PURSUANT TO THIS ADDENDUM, AND (III) UNDER NO CIRCUMSTANCES SHALL DEI, ANY EXCHANGE OR ANY OTHER AFFILIATES OF DEI HAVE ANY LIABILITY FOR ANY EXPENSES, COSTS, DAMAGES, LOSSES AND LIABILITIES OF ANY NATURE WHATSOEVER, INCLUDING WITHOUT LIMITATION DIRECT, INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE OR INDIVIDUAL DAMAGES, LOST PROFITS, OR TRADING LOSSES, REGARDLESS OF THE FORM OF ACTION, AND WHETHER OR NOT FORESEEABLE, ARISING OUT OF THIS ADDENDUM OR ANY USE OF, INABILITY TO USE, OR RELIANCE UPON ANY EXCHANGE DATA PROVIDED HEREUNDER.

3. Indemnification.

ECDD shall indemnify and hold harmless DEI, the Exchanges, and all other affiliates of DEI, and all members, directors, officers, employees, agents and representatives of DEI and any of its affiliates, from and against any and all expenses, costs, damages, losses and liabilities of any nature whatsoever (including reasonable attorneys fees and court costs), arising from or in connection with any claim, demand, allegation, proceeding, investigation or cause of action based on (i) any distribution by ECDD of Exchange Data under this Addendum, and/or (ii) any use of, inability to use, or reliance upon any Exchange Data by any User to which ECDD provides Exchange Data on a trial basis, whether or not authorized by ECDD.

4. Miscellaneous.

This Addendum is an addendum to the Data Agreement and all terms thereof are hereby incorporated by reference herein. In the event of any conflict between the terms of this Addendum and the terms of the Data Agreement, the terms of this Addendum shall control.

IN WITNESS WHEREOF, the Parties have caused this Addendum to be executed by their duly authorized officers as of the Addendum Effective Date.

EXTERNAL CONTROLLED DATA DISTRIBUTOR

Firm: ____________________

Signature: ____________________

Printed Name: ____________________

Title: ____________________

Addendum Effective Date: ____________________

DIRECT EDGE, INC.

Signature: ____________________
Name: Kevin Carrai
Title: Head of Member and Connectivity Services

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Abel/Noser Corp.	8/18/2008	9/1/2010	NA	NA	Member	One Battery Park Plaza 6th Floor New York, NY 10004	646-432-4040	Agency
ABN AMRO Clearing Chicago, LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	Member	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312- 604-8643	Market Maker
Access Securities, LLC	10/23/2008	11/15/2010	NA	NA	Member	30 Buxton Farm Road Suite 300 Stamford, CT 06905	203-322-3377	Agency
Agency Trading Group, Inc.	10/23/2008	9/2/2014	NA	5/27/2010	Member	235 E Lake Street Wayzata, MN 55391	952-476-9500	Agency
Albert Fried & Company, LLC	8/18/2008	4/15/2011	5/18/2010	5/18/2010	Member	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Agency
Allston Trading, LLC	9/4/2008	10/1/2010	5/25/2010	5/27/2010	Member	440 South LaSalle Street Suite 1200 Chicago, IL 60605	312-663-7174	Proprietary
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	Member	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Alternet Securities, Inc.	NA	NA	5/25/2010	5/25/2010	Member	380 Madison Ave 4th Floor New York, NY 10017	212-444-6176	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	Member	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Clearing Firm
Archipelago Securities, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	100 South Wacker Drive Suite 1800 Chicago, IL 60606	312-442-7046	Exchange
Ascendiant Capital Markets, LLC	4/1/2011	4/1/2011	NA	NA	Member	18881 Von Karman 16th Floor Irvine, CA 92612	949-218-2486	Agency
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	Sponsored Participant	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary
ATM Execution LLC	3/15/2012	3/15/2012	3/21/2012	3/21/2012	Member	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Market Maker
Automated Trading Desk Financial Services, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Proprietary
Avatar Securities, LLC	4/1/2011	4/1/2011	NA	NA	Sponsored Participant	19 West 24th Street 8th Floor New York, NY 10010	646-435-0167	Proprietary
Barclays Capital, Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	745 7th Avenue New York, NY 10019	212-412-2125	Institutional
BATS Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	Member	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Belvedere Trading, LLC	11/1/2011	3/1/2012	11/29/2011	NA	Member	10 South Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Proprietary
Benjamin & Jerold Brokerage I, LLC	10/1/2009	NA	NA	NA	Member	80 Broad Street 5th Floor New York, NY 10005	646-201-5024	Agency
BGC Financial, LP	8/17/2009	NA	NA	NA	Member	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7412	Agency
Blaylock Beal Van, LLC	5/3/2010	NA	NA	NA	Member	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Agency
Bloomberg Tradebook, LLC	10/23/2008	10/4/2010	5/14/2010	5/14/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Agency
Blue Fire Capital, LLC	8/18/2008	10/8/2010	5/25/2010	5/27/2010	Member	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Proprietary
Bluefin Research Partners, Inc.	8/18/2008	NA	NA	NA	Member	60 State Street Suite 1020 Boston, MA 02109	617-737-5700	Agency
Bluefin Trading, LLC	8/3/2009	NA	9/27/2013	8/13/2013	Member	3 Park Avenue 37th Floor New York, NY 10016	914-227-9555	Agency
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	Member	3 Times Square New York, NY 10036	212-885-4045	Agency
BMT Trading, LLC	2/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
BNP Paribas Prime Brokerage, Inc.	12/3/2012	12/3/2012	NA	NA	Member	787 7th Avenue New York, NY 10019	917-472-4991	Clearing Firm
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	787 7th Avenue New York, NY 10019	212-841-3676	Proprietary
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	Member	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Market Maker
Bulltick, LLC	1/15/2009	NA	NA	NA	Member	701 Brickell Avenue Suite 2550 Miami, FL 33131	212-616-2604	Agency
C&C Trading, LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	Member	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Proprietary
Canaccord Genuity, Inc.	10/1/2013	10/1/2013	6/10/2010	6/10/2010	Member	350 Madison Avenue New York, NY 10017	212-389-8156	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary
Cantor Fitzgerald & Co.	10/23/2008	NA	5/25/2010	5/27/2010	Member	110 East 59th Street 4th Floor New York, NY 10022	212-829-5226	Institutional / Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	Member	1601 Elm Street Suite 3900 Dallas, TX 75201	214-978-4767	Agency
CastleOak Securities, LP	NA	NA	5/14/2010	5/14/2010	Member	110 E. 59th Street 2nd Floor New York, NY 10022	212-829-4776	Agency
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	Member	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Market Maker
Chimera Securities, LLC	6/2/2014	6/2/2014	6/25/2014	6/25/2014	Member	225 Park Avenue South 17th Floor New York, NY 10003	646-597-6146	Proprietary Trading
Chopper Securities, LLC	5/16/2011	5/16/2011	5/11/2011	5/11/2011	Member	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Proprietary
Chopper Trading, LLC	11/17/2008	10/20/2010	NA	NA	Sponsored Participant	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Proprietary
Churchill Capital USA, Inc.	8/18/2008	NA	NA	NA	Member	1270 Avenue of the Americas Suite 1910 New York, NY 10020	212-994-5477	Agency
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	Member	425 Lexington Avenue New York, NY 10017	212-667-7030	Proprietary
Citadel Securities, LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	Member	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	Member	390-388 Greenwich Street New York, NY 10013	212-723-7700	Full Service
CJS Securities, Inc.	7/15/2009	3/15/2011	NA	NA	Member	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Agency
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	Member	17 State Street 38h Floor New York, NY 10004	212-531-8532	Public Customer Business
CLSA Americas, LLC	NA	NA	5/21/2013	5/21/2013	Member	1301 Avenue of the Americas New York, NY 10019	212-408-5719	Agency
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	Sponsored Participant	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading, LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	Member	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Proprietary
Compass Professional Services, LLC	6/15/2011	NA	NA	NA	Member	111 W. Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5010	Proprietary
Concept Capital Markets, LLC	3/15/2011	3/15/2011	NA	NA	Member	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Agency
ConvergEx Execution Solutions, LLC	10/15/2008	9/1/2010	5/25/2010	5/27/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Full Service
ConvergEx Prime Services, LLC	10/15/2008	10/1/2010	5/26/2010	5/27/2010	Member	30000 Mill Creek Avenue Suite 200 Alpharetta, GA 30022	678-405-4200	Agency
COR Clearing, LLC	10/15/2009	NA	NA	NA	Member	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6164	Clearing Firm
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	Member	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Market Maker
Credit Agricole Securities (USA), Inc.	10/23/2008	10/5/2010	NA	NA	Member	1301 Avenue of the Americas 13th Floor New York, NY 10019	212-261-3858	Full Service
Credit Suisse Securities (USA), LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	Member	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Full Service
Critical Trading, LLC	7/1/2014	NA	NA	NA	Member	120 West 45th Street Suite 120 New York, NY 10036	646-918-0529	Firm Proprietary Trading/Market Maker
Custom Equity Research Partners, LLC dba Summer Street Research Partners	8/18/2008	NA	NA	NA	Member	101 Arch Street Suite 2010 Boston, MA 02110	617-338-7500	Agency
Cutler Group, LP	4/1/2010	10/6/2010	NA	NA	Member	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker
Cuttone & Co., Inc.	NA	NA	5/25/2010	5/27/2010	Member	111 Broadway 10th Floor New York, NY 10006	646-943-5451	Market Maker
DART Executions, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Proprietary
Dash Financial, LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	Member	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Market Maker
DE Route	9/8/2008	10/4/2010	6/10/2010	4/29/2010	Member	545 Washington Boulevard Jersey City, NJ 07310	212-479-2319	ATS
Delaney Equity Group, LLC	10/15/2008	NA	NA	NA	Member	2401 PGA Boulevard Suite 110 Palm Beach Gardens, FL 33410	561-202-6004	Agency
Deutsche Bank Securities, Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	Member	60 Wall Street New York, NY 10005	212-250-7635	Full Service
Direct Access Partners, LLC	8/18/2008	11/1/2010	NA	NA	Member	40 Wall Street 42nd Floor New York, NY 10005	212-850-8892	Agency
Divine Capital Markets, LLC	10/15/2009	11/1/2010	NA	NA	Member	39 Broadway 36th Floor New York, NY 10006	212-344-5867	Agency
Doft & Co., Inc.	2/17/2009	11/15/2010	NA	NA	Member	55 East 59th Street 12th Floor New York, NY 10022	212-421-5558	Agency
Dominick & Dominick, LLC	10/15/2008	NA	NA	NA	Member	150 East 52nd Street New York, NY 10022	212-558-8902	Institutional

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Dougall & Associates, Inc.	5/15/2014	NA	NA	NA	Member	440 S LaSalle Street Chicago, IL 60605	312-663-2670	Proprietary / Agency
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	Member	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Proprietary / Market Maker
DV Trading	12/15/2008	NA	NA	NA	Sponsored Participant	116 Spadina Avenue Suite 703 Toronto ON M5V-2K6	416-979-1394	Market Maker
E*TRADE Securities, LLC	NA	NA	NA	6/10/2010	Member	1271 Avenue of the Americas 14th Street New York, NY 10020	703-236-8656	Agency
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	Member	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Market Maker
Essex Radez, LLC	2/17/2009	10/1/2010	5/10/2010	5/14/2010	Member	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Service Bureau
Evercore Group, LLC	6/2/2010	NA	NA	NA	Member	55 East 52nd Street 38th Floor New York, NY 10055	212-822-7572	Agency
Finance 500, Inc.	8/18/2008	NA	NA	NA	Member	19762 MacArthur Boulevard Suite 200 Irvine, CA 92612	949-502-6801	Market Maker
First Clearing, LLC	8/18/2008	NA	NA	NA	Member	One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MO 63103	314-875-4843	Full Service
First New York Securities, LLC	3/13/2009	NA	6/10/2010	6/10/2010	Member	90 Park Avenue 5th Floor New York, NY 10016	212-848-0600	Proprietary
Firstrade Securities, Inc.	8/18/2008	NA	NA	NA	Member	133-25 37th Avenue Flushing, NY 11354	718-269-1499	Proprietary
Flow Traders US, LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	Member	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Hedge Fund
FOG Equities, LLC	7/1/2014	6/16/2014	NA	NA	Member	440 S. LaSalle Street Suite 700 Chicago, IL 60605	312-663-2712	Institutional
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	Member	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Market Maker
GB Trading, LLC	7/1/2011	7/1/2011	NA	NA	Sponsored Participant	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Agency
GB Trading, LLC	10/15/2009	10/21/2010	NA	NA	Sponsored Participant	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Agency
GDK, Inc.	6/1/2010	1/3/2011	5/23/2011	5/23/2011	Member	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Proprietary
Gildner Gagnon Howe & Co., LLC	10/23/2008	NA	NA	NA	Member	3 Columbus Circle New York, NY 10019	212-424-0208	Institutional
Global Execution Brokers, LP	2/1/2010	10/5/2010	NA	NA	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312- 435-4167	Institutional
Global HFT Management, LLC	10/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
Global Liquidity Partners, LLC	4/21/2011	5/15/2012	NA	NA	Sponsored Participant	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Agency
Global-American Investments, Inc.	2/15/2012	2/15/2012	3/5/2012	3/5/2012	Member	20277 Valley Boulevard Suite A Walnut, CA 91789	312-919-2831	Retail
Goldman Sachs & Co.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-4587	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	10/1/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-7519	Full Service
Grace Financial Group, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	83 Jobs Lane Southhampton, NY 11968	631-287-4633	Agency
Green Street Advisors, Inc.	11/1/2011	NA	NA	NA	Member	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Agency
GSN North America, Inc.	8/18/2008	NA	NA	NA	Member	520 Madison Avenue New York, NY 10022	212-659-6292	Agency
GTS Securities, LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	Member	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Proprietary
GTS Securities, LLC	2/17/2009	7/1/2011	NA	NA	Sponsored Participant	545 Madison Avenue 15th Floor New York, NY 10022	212-813-0870	Proprietary
Hainey Investments Limited	6/16/2014	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary
HAP Trading, LLC	10/1/2009	11/15/2010	6/2/2010	6/2/2010	Member	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	NA	5/25/2010	5/27/2010	Member	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Proprietary
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	Sponsored Participant	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary
Hold Brothers Capital, LLC	NA	NA	6/8/2011	6/8/2011	Member	525 Washington Boulevard Suite 2450 Jersey City, NJ 07310	646-745-2133	Proprietary
HRT Financial, LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	Member	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
ICAP Corporates, LLC	NA	NA	3/28/2013	NA	Member	Harborside Financial Center 1100 Plaza 5, 12th Floor Jersey City, NJ 07311	212-341-9950	Agency
IEX Services, LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	Member	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	ATS
IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Proprietary
Imperial Capital, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	310-246-3674	Market Maker
Industrial and Commercial Bank of China Financial Services, LLC	5/15/2014	5/15/2014	NA	NA	Member	1633 Broadway New York, NY 10019	212-300-8520	Clearing Services
Instinet, LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	Member	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Agency
Interactive Brokers, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Full Service
International Correspondent Trading, Inc.	8/18/2008	NA	NA	NA	Member	525 Washington Boulevard Suite 2401 Jersey City, NJ 07310	201-222-9300	Agency
ISTRA, LLC	12/15/2011	12/15/2011	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary
ITG Derivatives, LLC	8/18/2008	11/15/2010	NA	NA	Member	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Market Maker
ITG, Inc.	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Agency
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	Member	One New York Plaza New York, NY 10004	212-651-6060	Agency / Proprietary
Jane Street Markets, LLC	8/18/2008	NA	NA	NA	Member	One New York Plaza New York, NY 10004	212-651-6032	Institutional
Jane Street Options, LLC	1/3/2012	NA	NA	NA	Sponsored Participant	One New York Plaza New York, NY 10004	212-651-6969	Proprietary
Jaypee International, Inc.	10/15/2009	NA	NA	NA	Member	30 South Wacker Drive Suite 1700 Chicago, IL 60606	312-655-7606	Agency
Jefferies Execution Services, Inc.	8/26/2008	9/1/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	646-805-5415	Full Service
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies, LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	212-323-3987	Full Service
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	Member	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Agency
JP Morgan Clearing Corp.	10/23/2008	9/15/2010	NA	NA	Member	383 Madison Avenue New York, NY 10179	212-272-6655	Full Service
JP Morgan Securities, LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	Member	383 Madison Avenue New York, NY 10179	212-622-5504	Full Service
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	Sponsored Participant	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Proprietary
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Proprietary
JVB Financial Group, LLC	8/2/2010	11/15/2010	NA	NA	Member	1633 Broadway 28th Floor New York, NY 10019	646-792-5601	Proprietary
KCG Americas, LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	Member	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	Member	787 7th Avenue New York, NY 10019	212-887-8965	Agency
Kepler Capital Markets, Inc.	7/15/2013	7/15/2013	7/17/2013	7/17/2013	Member	600 Lexington Avenue 28th Floor New York, NY 10022	212-710-7625	Agency
Kershner Securities, LLC	2/12/2009	11/1/2010	NA	NA	Member	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Proprietary
KeyBanc Capital Markets, Inc.	11/17/2008	11/15/2010	NA	NA	Member	127 Public Square Cleveland, OH 44114	216-443-3978	Agency
Keystone Trading Partners	2/1/2013	2/1/2013	NA	NA	Member	660 Narcisi Lane Wayne, PA 19018	918-407-3288	Options Market Maker
L & R Trading, LLC	9/1/2011	9/1/2011	8/12/2013	8/12/2013	Member	61 Broadway Suite 2830 New York, NY 10006	212-433-7262	Market Maker
Lampert Capital Markets, Inc.	2/18/2014	2/18/2014	2/26/2014	2/26/2014	Member	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Introducing Broker
Latour Trading, LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	Member	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Proprietary
LavaFlow, Inc.	9/11/2008	9/15/2010	5/26/2010	5/27/2010	Member	388 Greenwich Street 29th Floor New York, NY 10013	212-519-8965	Agency
Lazard Capital Markets, LLC	11/16/2009	11/15/2010	5/14/2010	5/14/2010	Member	30 Rockefeller Plaza New York, NY 10020	212-632-2650	Institutional
Leerink Partners, LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Legend Securities, Inc.	NA	NA	12/31/2013	5/27/2010	Member	45 Broadway 32nd Floor New York, NY 10006	646-716-3060	Institutional
Lek Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Agency
Letsgotrade, Inc dba Choicetrade	9/23/2008	11/15/2010	NA	NA	Member	197 State Route 18 Suite 3000 East Brunswick, NJ 08816	732-214-2660	Retail
Lightspeed Trading, LLC	8/18/2008	11/15/2010	5/19/2010	5/19/2010	Member	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Proprietary
Lime Brokerage, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Agency
Limestone Trading, LLC	9/17/2008	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	212-219-6011	Proprietary
Liquidnet, Inc.	9/1/2009	9/15/2010	NA	NA	Member	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Institutional
LiquidPoint, LLC	9/1/2010	NA	NA	NA	Member	311 South Wacker Drive Suite 4700 Chicago, IL 60606	312-986-2006	Order Management Service
Macquarie Capital (USA), Inc.	12/1/2009	NA	5/26/2010	5/27/2010	Member	125 West 55th Street Level 22 New York, NY 10019	212-231-2501	Agency
MB Trading	2/17/2009	12/15/2010	NA	NA	Member	1926 East Maple Avenue El Segundo, CA 90245	866-628-3001	Retail / Agency
Merrill Lynch Pierce Fenner & Smith, Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	Member	One Bryant Park New York, NY 10036	212-449-6090	Full Service
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	Member	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Clearing Firm
MF Global, Inc.	8/18/2008	10/19/2010	NA	NA	Member	717 Fifth Avenue 9th Floor New York, NY 10022	312-261-7302	Agency
Mismi, Inc.	11/2/2009	11/15/2010	11/21/2011	5/27/2010	Member	810 7th Avenue Suite 220 New York, NY 10019	646-839-6107	ATS
Mitsubishi UFJ Securities (USA), Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1633 Broadway 29th Floor New York, NY 10019	212-782-4187	Institutional / Agency
Mizuho Securities USA, Inc.	6/1/2010	1/3/2011	NA	NA	Member	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Agency
MKM Partners, LLC	8/3/2009	NA	5/14/2010	5/14/2010	Member	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-987-4005	Agency
Mocho Trading, LLC	9/2/2014	9/2/2014	9/2/2014	9/2/2014	Member	141 West Jackson Boulevard Suite 1120 Chicago, IL 60604	312-281-5570	Firm Proprietary Trading
Monadnock Capital Management, LP	5/15/2009	NA	5/26/2010	5/27/2010	Member	1845 Walnut Street Suite 940 Philadelphia, PA 19103	215-405-7280	Proprietary / Market Maker
Montecito Advisors, Inc.	5/16/2011	3/15/2011	NA	NA	Member	2015 State Street Suite B Santa Barbara, CA 93105	805-682-1484	Proprietary
Moors & Cabot, Inc.	NA	4/2/2012	NA	NA	Member	111 Devonshire Street Boston, MA 02109	617-314-0295	Agency
Morgan Stanley & Co., LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	1585 Broadway New York, NY 10036	212-761-9324	Full Service
MYD Market, Inc.	2/1/2010	NA	NA	NA	Member	608 5th Avenue Suite 602 New York, NY 10020	212- 424-2101	Agency
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Exchange
Nasdasq Options Services, LLC	2/1/2010	NA	NA	NA	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-401-8970	Exchange
National Financial Services, LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	Member	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Retail / Agency
National Securities Corporation	7/1/2009	NA	NA	NA	Member	1001 Fourth Avenue Suite 3750 Seattle, WA 98154	212-417-3636	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	Member	445 Park Avenue New York, NY 10022	212-371-8411	Market Maker
Newedge USA, LLC	10/23/2008	10/21/2010	5/26/2010	5/27/2010	Member	550 W. Jackson Boulevard Suite 500 Chicago, IL 60661	646-557-8387	Full Service
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	Member	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Institutional
North Moore Trading, LLC	6/1/2009	10/5/2010	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	212-219-6063	Proprietary
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Market Maker
Northland Securities, Inc.	12/15/2010	12/15/2010	NA	NA	Member	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Proprietary
OBD Securities, LLC	9/1/2011	10/15/2012	2/9/2012	2/9/2012	Member	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Proprietary
OBEX Securities, LLC	5/2/2011	5/2/2011	NA	NA	Member	1865 Palmer Avenue Suite 208 Larchmont, NY 10538	914-833-1800	Agency
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	Member	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Oppenheimer & Co., Inc.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	85 Broad Street 22nd/24th Floor New York, NY 10004	212-668-8152	Agency
optionsXpress, Inc.	6/15/2010	NA	NA	NA	Member	311 West Monroe Suite 1000 Chicago, IL 60606	312-630-3300	Retail
Optiver US, LLC	6/15/2009	NA	NA	NA	Member	130 East Randolph Street 13th Floor Chicago, IL 60601	312-821-9263	Proprietary / Market Maker
OTA, LLC	8/18/2008	10/7/2010	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4071	Institutional
OTR Global Trading, LLC	12/15/2008	NA	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4099	Institutional
PDQ ATS, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	Member	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	ATS
PEAK6 Capital Management, LLC	8/1/2014	NA	NA	NA	Member	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2357	Proprietary Trading
PEAK6 Capital Management, LLC	11/3/2008	7/15/2011	NA	NA	Sponsored Participant	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2401	Market Maker
Penserra Securities, LLC	8/18/2008	10/6/2010	NA	NA	Member	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Agency
Pershing, LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	Member	One Pershing Place Jersey City, NJ 07399	201-413-2826	Agency
Pico Quantitative Trading, LLC	NA	NA	6/10/2010	6/10/2010	Member	120 Wall Street 16th Floor New York, NY 10005	917-714-5376	Agency
Pictet Overseas, Inc.	NA	NA	5/26/2010	5/27/2010	Member	1000 de la Gauchetiere Ouest Suite 3100 Montreal, Quebec H3B 2W5	514-350-6263	Agency
Pinnacle Capital Marktes, LLC	11/3/2008	12/1/2010	NA	NA	Member	4700 Falls Neuse Suite 390 Raleigh, NC 27609	919-850-0888	Agency
Piper Jaffray & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	Member	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	Member	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Proprietary / Market Maker
Pragma Securities, LLC	10/15/2010	11/1/2010	NA	NA	Member	360 Park Avenue South 20th Floor New York, NY 10010	212-617-9781	Institutional / Agency
Quantex Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	Member	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Clearing Firm
Quantlab Securities, LP	8/18/2008	11/1/2010	5/26/2010	5/27/2010	Member	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Proprietary
Quiet Light Securities, LLC	8/29/2008	1/3/2011	NA	NA	Member	141 W. Jackson Boulevard Suite 202A Chicago, IL 60604	312-229-4195	Proprietary
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
Raven Securities Corp.	6/1/2009	11/15/2010	NA	NA	Member	Accounting & Compliance International 40 Wall Street, 17th Floor New York, NY 10005	212-952-0634	Agency
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	Member	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Market Maker
Red Cedar Trading, LLC	4/2/2012	NA	NA	NA	Member	520 Lake Cook Road Suite 110 Deerfield, IL 60015	847-571-2865	Market Maker
Redburn (USA), LLC	5/15/2009	11/15/2010	NA	NA	Member	565 Fifth Avenue 26th Floor New York, NY 10017	212-803-7303	Agency
RenCap Securities, Inc.	11/17/2008	NA	NA	NA	Member	780 Third Avenue 20th Floor New York, NY 10017	212-824-1097	Agency
RGM Securities, LLC	8/3/2009	10/1/2010	5/26/2010	5/27/2010	Member	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Proprietary
River Cross Securities, LLLP	5/1/2009	10/5/2010	6/10/2010	NA	Member	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	ATS
RJL Capital Group, LLC	5/15/2012	NA	NA	NA	Member	2 Teleport Drive Suite 107 Staten Island, NY 10311	718-303-6000	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	1/3/2011	NA	NA	Member	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Market Maker
Ronin Capital, LLC	5/15/2012	NA	6/8/2012	6/8/2012	Member	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Market Maker
Ronin Capital, LLC	8/17/2009	11/15/2010	NA	NA	Sponsored Participant	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	Member	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	Member	888 San Clemente Suite 150 Newport Beach, CA 92660	949-720-5708	Market Maker
RW Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	Member	4521 Fifth Avenue New York, NY 10018	212-832-6254	Agency
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Safra Securities Corporation	NA	NA	5/26/2010	5/27/2010	Member	546 Fifth Avenue New York, NY 10036	212-704-5524	Market Maker
Samurai Trading, LLC	7/1/2009	NA	NA	NA	Member	515 Madison Avenue 22nd Floor New York, NY 10022	212-935-9835	Market Maker
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	Member	1345 Ave of the Americas New York, NY 10105	212-823-2896	Agency
Santander Investment Securities, Inc.	4/15/2009	1/3/2011	NA	NA	Member	45 East 53rd Street New York, NY 10022	212-350-3659	Institutional
Scotia Capital (USA), Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Institutional
Scottrade, Inc.	6/1/2010	11/15/2010	5/26/2010	5/27/2010	Member	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Retail
Sea Port Group Securities LLC	NA	NA	4/1/2013	NA	Member	360 Madison Avenue New York, NY 10017	212-616-7771	Agency
Seven Points Capital, LLC	8/18/2008	12/15/2010	5/14/2010	5/14/2010	Member	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Agency
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	Member	245 Park Avenue New York, NY 10167	212-278-5232	Proprietary
SJ Levinson & Sons, LLC	8/18/2008	NA	NA	NA	Member	2700 Westchester Avenue Suite 109 Purchase, NY 10577	914-220-1654	Agency
Solowey & Co.	10/23/2008	9/1/2010	NA	NA	Member	6801 SW 101 Street Miami, FL 33156	305-668-3389	Market Maker
Southwest Securities, Inc.	10/23/2008	9/1/2010	NA	5/21/2013	Member	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Clearing Firm
Spire Europe Limited	8/1/2011	8/1/2011	NA	NA	Sponsored Participant	40 Queen Street 1st Floor London, UK EC4R 1DD	917-388-8607	Proprietary
Spire Master Fund, Ltd.	12/15/2008	10/5/2010	NA	NA	Sponsored Participant	73 Front Street Hamilton Bermuda HMCX	212-219-6063	Hedge Fund
Spire X Trading, LLC	4/1/2013	4/1/2013	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	917-388-8625	Proprietary
Spot Trading, LLC	6/1/2012	NA	1/25/2013	1/25/2013	Member	440 South Lasalle Suite 2800 Chicago, IL 60605	312-362-4569	Proprietary
State Street Global Markets, LLC	3/15/2011	3/15/2011	NA	NA	Member	State Street Financial Center One Lincoln Street Boston, MA 02111	617-664-4809	Full Service
Stifel Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	Member	501 North Broadway St. Louis, MO 63102	410-454-4096	Agency
Stock USA Execution Services, Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Agency
Stuart Frankel & Co., Incorporated	8/18/2008	NA	NA	NA	Member	60 Cutter Mill Road Suite 406 Great Neck, NY 11021	212-943-8788	Agency
Stuyvesant Trading Group, LLC	8/15/2013	NA	NA	NA	Member	100 Wall Street Suite 604-A New York, NY 10005	212-433-7124	Market Maker
Sumo Captial, LLC	7/15/2013	NA	NA	NA	Member	440 S LaSalle Street Suite 2101 Chicago, IL 60605	212-433-7667	Proprietary
Sun Trading, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Proprietary
Sungard Brokerage & Securities Services, LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	Member	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Agency
SunTrust Robinson Humphrey, Inc.	NA	NA	5/18/2010	5/18/2010	Member	3333 Peachtree Road NE Atlanta Financial Center Atlanta, GA 30326	404-813-0837	Agency
Susquehanna Capital Group	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Institutional / Agency
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	Member	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Agency
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	Member	535 Fifth Avenue 12th Floor New York, NY 10017	212-584-4628	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary
Themis Trading, LLC	8/18/2008	10/1/2010	NA	5/27/2010	Member	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Agency
Think Trade, LLC	2/1/2010	10/20/2010	NA	NA	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary
Timber Hill, LLC	2/16/2010	NA	NA	NA	Member	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5806	Market Maker
Track Data Securities Corporation	9/10/2008	9/15/2010	NA	NA	Member	1122 Coney Island Avenue Brooklyn, NY 11230	718-923-3091	ATS
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	Member	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
TradeKing, LLC	10/15/2009	11/15/2010	NA	NA	Member	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Agency
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	Member	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary
Tripoint Global Equities, LLC	6/15/2011	NA	NA	NA	Member	130 West 42nd Street 10th Floor New York, NY 10036	917-512-0822	Proprietary
Tudor Pickering Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	Member	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	Member	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
UBS Securities, LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	Member	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Full Service
Vandham Securities Corp.	8/18/2008	NA	NA	NA	Member	50 Tice Boulevard Woodcliff, NJ 07677	201-782-3300	Agency
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	Member	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Financial BD, LLC	11/17/2008	10/7/2010	5/27/2010	5/27/2010	Member	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Proprietary
Virtu Financial Capital Markets, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Proprietary
Vision Financial Markets, LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	Member	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Retail
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	Member	7 World Trade Center Suite 3301 New York, NY 10007	646-484-3005	Proprietary
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	Member	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Agency
Walleye Trading, LLC	12/1/2008	11/12/2010	5/27/2010	5/27/2010	Member	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Market Maker
Wedbush Securities, Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	Member	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Market Maker
Weeden & Co, LP	8/26/2008	10/19/2010	NA	NA	Member	145 Mason Street Greenwich, CT 06830	203-861-7600	Full Service
Wells Fargo Prime Services, LLC	10/23/2008	5/16/2011	5/26/2010	5/26/2010	Member	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Market Maker
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	Member	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Agency
Western International Securities, Inc.	8/18/2008	11/15/2010	NA	NA	Member	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Market Maker
White Bay PT, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	Member	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Proprietary
WhoTrades, Inc.	8/15/2013	8/15/2013	8/15/2014	8/15/2014	Member	17 State Street 7th Floor New York, NY 10004	646-346-1000	Retail
Williams Trading, LLC	10/23/2008	NA	NA	NA	Member	450 Post Road East Suite 120 Westport, CT 06880	203-353-7635	Agency
Wolverine Execution Services LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	NA	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3753	Proprietary / Market Maker
WR Hambrecht + Co., LLC	4/1/2010	10/6/2010	NA	NA	Member	909 Montgomery Street 3rd Floor San Francisco, CA 94133	415-551-8642	Online Discount Brokerage Firm
Xambala Capital, LLC	2/15/2012	2/15/2012	NA	NA	Member	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary
Xambala Capital, LLC	12/18/2012	12/18/2012	2/17/2012	2/17/2012	Sponsored Participant	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary
XR Securities, LLC	1/15/2009	11/15/2010	5/10/2012	5/10/2012	Member	550 W. Jackson Boulevard Suite #1000 Chicago, IL 60661	312-244-4672	Proprietary
Zydeco Trading, LLC	2/18/2014	NA	NA	NA	Member	50 North Brockway Suite 4-4A Palatine, IL 60067	847-907-4319	Options Market Maker

From: (913) 815-7128
BUFFEE GILLIHAN
BATS EXCHANGE, INC.
8050 MARSHALL DRIVE
STE 120
LENEXA, KS 66214

Origin ID: IXDA


J14221409080326

Ship Date: 22SEP14
ActWgt: 1.0 LB
CAD: 8863864/INET3550

Delivery Address Bar Code

SHIP TO: (913) 815-7000 BILL SENDER
Chris Grobbel
SEC, Div. of Trading and Markets
100 F St, NE Mail Stop 6628

WASHINGTON, DC 20549

Ref # Form 1 F & M
Invoice #
PO #
Dept #

TUE - 23 SEP AA
STANDARD OVERNIGHT

TRK# 0201 7712 2810 1710

XC YKNA

20549
DC-US
IAD


522G1/C0B4/8AC9

After printing this label:
1. Use the 'Print' button on this page to print your label to your laser or inkjet printer.
2. Fold the printed page along the horizontal line.
3. Place label in shipping pouch and affix it to your shipment so that the barcode portion of the label can be read and scanned.

Warning: Use only the printed original label for shipping. Using a photocopy of this label for shipping purposes is fraudulent and could result in additional billing charges, along with the cancellation of your FedEx account number.
Use of this system constitutes your agreement to the service conditions in the current FedEx Service Guide, available on fedex.com.FedEx will not be responsible for any claim in excess of $100 per package, whether the result of loss, damage, delay, non-delivery,misdelivery,or misinformation, unless you declare a higher value, pay an additional charge, document your actual loss and file a timely claim.Limitations found in the current FedEx Service Guide apply. Your right to recover from FedEx for any loss, including intrinsic value of the package, loss of sales, income interest, profit, attorney's fees, costs, and other forms of damage whether direct, incidental,consequential, or special is limited to the greater of $100 or the authorized declared value. Recovery cannot exceed actual documented loss.Maximum for items of extraordinary value is $1,000, e.g. jewelry, precious metals, negotiable instruments and other items listed in our ServiceGuide. Written claims must be filed within strict time limits, see current FedEx Service Guide.

Department:
Phone:
Route:
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:

1710
9/24/2014 9:24:19 AM